Joseph Eugene Leopold Lindinger, P.Geo
Resource Evaluation Report on the Getty South (Trojan) Copper Bearing Breccia Body

RESOURCE EVALUATION REPORT ON THE

GETTY SOUTH (TROJAN) COPPER BEARING BRECCIA BODY

FOR

GETTY COPPER INC.

By Joseph E.L. Lindinger, P.Geo.
December 12, 2005

Joseph Eugene Leopold Lindinger, P.Geo
	Resource Evaluation Report on the Getty South (Trojan) Copper Bearing Breccia Body

ITEM	2	TABLE OF CONTENTS
ITEM	3	SUMMARY	1
ITEM	4	INTRODUCTION AND TERMS OF REFERENCE	3
ITEM	5	DISCLAIMER	3
ITEM	6	PROPERTY DESCRIPTION AND LOCATION	5
ITEM	7	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND
PHYSIOGRAPHY			8
ITEM	8	HISTORY	8
ITEM	9	GEOLOGICAL SETTING	11
ITEM	10	DEPOSIT TYPES	19
10A. STRUCTURAL CHARACTERISTICS OF THE DEPOSITS			19
ITEM	11	MINERALIZATION	20
ITEM	12	EXPLORATION	26
ITEM	13	DRILLING	26
ITEM 13A		PRE 1964 DRILLING	26
ITEM 13B		1964 DRILLING:	26
ITEM 13C		1968 DRILLING:	26
ITEM 13D		1969-70 UNDERGROUND DRILLING	27
ITEM 13E		1973 PERCUSSION DRILLING:	27
ITEM 13F		1996 DRILLING:	27
ITEM	14	SAMPLING METHOD AND APPROACH	28
14A	UNDERGROUND		28
14a1		West or Trojan or Shaft Zone;	28
14a2		East Drift and east workings (East Zone and Southeast Zones);	28
14a3		Northeast drift and workings (Northeast Zone;	28
14B	DRILLING CORE SAMPLES		29
14b1		The 1996 core samples	30
14C	SLUDGE SAMPLES		30
14D	1973 PERCUSSION DRILLING:		30
14E	SURFACE CHIP AND TRENCH SAMPLING		30
ITEM	15	SAMPLE PREPARATION, ANALYSES AND SECURITY	30
ITEM	16	DATA VERIFICATION AND DISCUSSION	31
REVIEW OF UNDERGROUND EXPLORATION			31
REVIEW OF HISTORIC DRILLING			32
A BRIEF REVIEW OF THE 1964 MITSUI DIAMOND DRILLING:			34
BRIEF REVIEW OF THE 1969-70 MOKTA UNDERGROUND DRILLING:			34
REVIEW OF 1996 DRILLING:			34
REVIEW OF THE 1997 TRENCHING			35
REVIEW OF WERNER KLEMENS AUTOCAD DERIVED PLANS AND SECTIONS:			36
ITEM	17	ADJACENT PROPERTIES	36
ITEM	18	MINERAL PROCESSING AND METALLURGICAL TESTING	36

Joseph Eugene Leopold Lindinger, P.Geo

Resource Evaluation Report on the Getty South (Trojan) Copper Bearing Breccia Body

ITEM 19	MINERAL RESOURCES AND MINERAL RESERVE ESTIMATES	36

ITEM 19.1	TESTS	37
ITEM 19.2	MINERAL ZONES	38
ITEM 19.3	RESOURCE CALCULATIONS	39
Sulphide Resource		40
Northeast Oxide Resource		40
Additional resources		41

ITEM 20	OTHER RELEVANT DATA AND INFORMATION	41

ITEM 21	INTERPRETATION AND CONCLUSIONS	41

ITEM 22	RECOMMENDATIONS	44

ITEM 23	REFERENCES	47

ITEM 24	CERTIFICATE	49

ITEM 25	ILLUSTRATIONS	51

List of Figures

Figure 1 – Location Map		4
Figure 2a	- Getty South Crown Grants	6
Figure 2b	- Getty South Overlying Tenures	7
Figure 3 – Regional Geology		18
Figure 4a – Section 5600550 N - Geology and Mineral Zones		24
Figure 4b – Section 5600750 N - Interpreted Copper Zones		25

List of Tables

TABLE 1 – PROPERTY		5
TABLE 2 -	TRENCH 97-11 OVERSAMPLE STUDY	35

List of Illustrations

Heading Number Plan		51
TABLE 3 - 2005 GETTY SOUTH RESOURCE SUMMARY		51
TABLE 4 – NORTHEAST OXIDE RESOURCE SUMMARY		51
Contoured Copper Grades	1568 elevation	51
Contoured Copper grades	1425 elevation	51
1650 Elevation – Contours, Trench And Drilling Copper Values And Oxide Copper Resource Outline		51
1625 Elevation – Contours, Trench And Drilling Copper Values And Contoured Copper Values		51
1600 Elevation – Contours, Trench And Drilling Copper Values And Contoured Copper Values		51
1575 Elevation – Muck, Bulk Sample And Drilling Copper Values And Contoured Copper Values		51
1525 Elevation – Drilling Copper Values And Contoured Copper Values		51
1475 Elevation – Drilling Copper Values And Contoured Copper Values		51
1425 Elevation – Drilling Copper Values And Contoured Copper Values		51
1375 Elevation – Drilling Copper Values And Contoured Copper Values		51
3D Views Of The High Grade Zones Within The Getty South Breccia		51
South Seas Mining Ltd. Assay Plan. Face Samples No. 1 Level. Alfred Allen P.Eng. Dated December
1963		51
Compiled Assay Plan Underground Trojan Property Ashcroft, B.C. dated Oct. 11, 1964		51
Underground Geological Map, Trojan Property. Ashcroft, B.C. Undated. ( ~ 1964)		51
South Seas Mining Ltd. Assay Plan. Bulk Samples. No 1 Level. Dated May 1967		51

Joseph Eugene Leopold Lindinger, P.Geo

Resource Evaluation Report on the Getty South (Trojan) Copper Bearing Breccia Body

ITEM 3
SUMMARY

The author was requested in April 2005 to complete a resource estimate on the Getty South Deposit currently owned 50% by Robak Industries Ltd. and 50% by Getty Copper Inc.. Subsequent to a resource completed in 1992 by Gower Thompson and Associates Ltd., who generated an inferred resource estimate for the Getty South of 36 million tonnes grading 0.47% copper new exploration work comprising of 13 large diameter diamond drill holes in 1996 and 13 surface trenches in 1997 were completed. Getty Copper Corp., or it’s successor company, Getty Copper Inc. had never completed a new resource incorporating the new information.

The Getty South Property is comprised of 24 Crown Granted mining claims, located in south central British Columbia on map sheet 092I/056 at 120O 59’ 5” West, 50O 32’ 32” North in the Kamloops Mining Division. The Property is located in the Highland Valley Mining camp, 5 kilometers north of the inactive Bethlehem Mine. The claims cover the Getty South deposit.

The property has been explored intermittently since the late 1950’s by over 2000 meters of surface trenching, over 20,000 meters of surface and underground drilling, and over 1500 meters of shallow underground workings. The last exploration was surface trenching in 1997.

The Getty South deposit is situated within the upper Triassic Guichon Batholith which is part of the Nicola Group sub terrane portion of the Quesnel Terrane. The Quesnel Terrane is a west facing volcanic island arc sequence that obducted onto the north American continent during the Jurassic. The Guichon Batholith located 60 kilometers southwest of Kamloops, is an elongate 25 by 40 kilometer body which hosts several world class but low grade porphyry copper deposits. Total mined and mineable resources to date surpass 1 billion tonnes averaging 0.4% copper.

The Getty South deposit a composite breccia zone of originally Guichon quartz diorite that has been invaded by andesite, rhyolite and porphyritic dykes and related phreatomagmatic breccias. A late tourmaline stockwork-breccia and locally a later specular hematite stockwork breccia overprint the earlier breccias. Heterolithic breccias often containing rhyolitic fragments and adjacent steeply dipping fault and shear zones host late stage coarse grained and high grade probably fault controlled chalcopyrite mineralized zones thought by the author to be within dominantly north northeast striking, steeply dipping, south raking to subvertical zones. These zones are usually enveloped by lower grade mineralization and often separated by nearly barren hydro brecciated tourmaline stockworked Guichon quartz diorite.

Using the substantial database from the Logan Lake office, all of the available spatial geological information including diamond drilling, surface trenching and underground muck and bulk samples were digitized. From these databases, as accurate as possible plans and sections were generated. As drilling results returned characteristically low copper grades when compared to the 1960’s underground muck and bulk samples these underground results, augmented by information from the drilling and trenching were used to generate the following resources.

The Getty South contains to a depth of 325 meters an inferred resource of 73.9 million tonnes grading 0.289% copper at a 0.1% copper cutoff. At a cutoff of 0.25% copper a resource of 23.3 million tonnes grading 0.452% copper was calculated. The entire mass of rock that hosts these

     Joseph Eugene Leopold Lindinger, P.Geo 2 Resource Evaluation Report on the Getty South (Trojan) Copper Bearing Breccia Body

resources exceeds 100 million tonnes. Included in this resource is a shallow supergene oxide copper zone that contains an inferred 640,700 tonnes grading 0.64% copper.

Development of the Getty South deposit is recommended, in particular the economically attractive Oxide zone. The deeper resources appear to occur within continuous subvertical shoots that should be amenable to open pit mining. Discrepancies between drill indicated and mined copper grades must be rectified prior to improving the status of this resource to the drill indicated or better category. Underground development, accessing the existing workings and a technically current wall slashing programs appears to be the most cost effective method available preferably concurrent with a reverse circulation drilling program drilling angled holes bearing 135 degrees.

     Joseph Eugene Leopold Lindinger, P.Geo 3 Resource Evaluation Report on the Getty South (Trojan) Copper Bearing Breccia Body

ITEM 4 INTRODUCTION AND TERMS OF REFERENCE

The Author was requested initially by the Executive Committee on April 19, 2005, and subsequently the Board of Getty Copper Inc. to produce a NI 43-101 compliant inferred resource estimate on the Getty South (Trojan) deposits currently owned by Robak Industries (50%) and Getty Copper Inc. “Getty” (50%). In 1992, Gower Thompson and Associates Ltd. “GTA” released an inferred resource for the Getty South deposit of 36 millions tonnes grading 0.47% copper using historical data derived from underground muck, face and wall, surface and underground diamond drill core, surface trench channel, and surface diamond drill sludge copper assays. In early 1996 the firm Watts, Griffis and McOuat Ltd. (WGM 1996) stated Gower’s resource “…gives a reasonable estimate of the exploration potential of the Getty South Deposit…”. Later in 1996 WGM completed a preliminary 13 hole diamond drill program on the Getty South deposit and surrounding area. The results of this program caused WGM (March 1997) to state that “the results of the drill program cast doubt on a resource of 36 million tonnes grading 0.47% copper”. This was due to the apparent extent of copper mineralization in parts of the breccia body assumed to host copper mineralization by Gower being barren or much lower grade. In 1997 Getty Copper Corp. (predecessor company to Getty Copper Inc. completed a surface backhoe trenching and retrenching program that exposed potentially economic grades of at and near surface supergene copper oxide mineralization at the north east part of the breccia. Copper values from retrenching elsewhere to the southeast reported signifigantly less copper mineralization than earlier programs did. In October 2002 Ross Glanville and Associates Ltd. “Glanville” completed a valuation and fairness opinion on, inter alia, the Getty South deposit citing Gower’s, 1992 resource estimate and WGM’s 1996 supporting opinion that the Getty south had an inferred resource of 36 millions tonnes grading 0.47% copper. This was one foundation for the fairness opinion for Getty Copper Corp. to acquire 50% of the Getty South property from Robak Industries Ltd.. In 2004 Glanville when asked to do a second valuation and fairness opinion for Getty to acquire the remaining 50% of the Getty South property revised his earlier valuation citing new data that he had not reviewed earlier.

This current report contains the first substantive resource estimate to be completed since the 1992 Gower estimate.

ITEM 5
DISCLAIMER

The material outlining, in whole or in part the various exploration programs supporting the findings and conclusions in this report are in paper and/or digital form dating from 1955 to 1997. While numerous data errors have been found in the historic database, the author has endeavored to correct or account for these errors in the new databases, plans and sections appended to this report. In the case of conflicting spatial information, the Author used what he believed to be the most reliable or accurate source. The Author undertook an exhaustive review of all the historical geological information available in formulating the conclusions, opinions and recommendations made in this report. These conclusions, opinions and recommendations are entirely the responsibility of the author.

Joseph Eugene Leopold Lindinger, P.Geo	4
Resource Evaluation Report on the Getty South (Trojan) Copper Bearing Breccia Body

Figure 1 – Location Map

YUKON TERRITORY
FORT NELSON
BRITISH
COLUMBIA
PRINCE GEORGE
ALBERTA
Queen Charlotte Islands
KAMLOOPS
Vancouver Island
VANCOUVER
UNITED STATES
55°
135°
50°
130°
125°
120°
115°
GETTY SOUTH PROPERTY
Scale 1:10,000,000
100 0 100 200 300 400 Km

GETTY COPPER INC.
GETTY SOUTH PROPERTY
MAP SHEEP 092I-056
KAMLOOPS MINING DIVISION

LOCATION MAP

SCALE: AS NOTED	DATE:	N.T.S.	DRAWN BY: GEO-COMP	FIGURE: 1

     Joseph Eugene Leopold Lindinger, P.Geo 5 Resource Evaluation Report on the Getty South (Trojan) Copper Bearing Breccia Body

ITEM 6 PROPERTY DESCRIPTION AND LOCATION

The Getty South Deposit occurs in the Highland Valley area on portions of adjoining crown granted mineral claims Bill 3, 4, 5, 6, 7 and 8, District Lots 5603 to 5608 inclusive, Kamloops Division, Yale District. Maintenance of these claims is achieved by paying an annual cash payment to the Minister of Finance of the Province of British Columbia. The area of the property is 371.19 hectares and is located on BCGS Map Sheet 092I/056 in the Kamloops Mining Division, British Columbia. The crown granted claims are owned 50% by Robak Industries Ltd. and 50% by Getty Copper Inc..

A Mineral Property Interest Agreement dated November 8, 2002, between “Robak” and Getty Copper Corp. allowed “Getty” to purchase a 50% interest in the Getty South property, and 100% interest in the Getty Central and Getty Southwest properties. Robak would retain a 1.5% Net Smelter Return on all properties. In payment, Getty issued to Robak 12,000,000 common shares of Getty Copper Corp. having a deemed value of $0.10 per share on the closing date. Further, Getty agrees to carry Robak’s 50% of Getty South claims to production, with provision for recovering the cost of bringing the property into production. During 2003, Getty Copper Corp. completed a restructuring. Included in the restructuring was a 2 old (pre consolidation) for 1 new (post consolidation) share reduction and a name change to Getty Copper Inc.

TABLE 1 – PROPERTY GETTY SOUTH PROPERTY LOTS

LOT#	NAME

5441	A.J.1

5442	A.J.2

5483	A.J. NO. 3

5601	BILL NO.1

5602	A.J. NO 1 FRACTION

5603	BILL NO.3

5604	BILL NO.4

5605	BILL NO.5

5606	BILL NO.6

5607	BILL NO.7

5608	BILL NO.8

5609	BILL NO.9

5610	BILL NO.10

5611	BILL NO.11

5612	BILL NO.12

5613	BILL NO.13

5614	BILL NO.14

5615	BILL NO.15

5616	BILL NO.16

5617	A.J. 7

5618	A.J. 8

5619	A.J. NO. 5

5620	A.J. 6

5621	A.J. NO. 4

Joseph Eugene Leopold Lindinger, P.Geo	6
Resource Evaluation Report on the Getty South (Trojan) Copper Bearing Breccia Body

Figure 2a - Getty South Crown Grants

Map created Fri Aug 05 10:37:09 PDT 2005

N
Getty Copper Inc.
GETTY SOUTH
PROPERTY
CROWN GRANTS
MAP SHEET 092I056
KAMLOOPS MINING
DIVISION
DL 195A, PRETORIA MC
DL 5612, BILL NO. 10 MC
DL 5601, BILL NO. 1 MC
DL 5611, BILL NO. 11 MC
DL 5604, BILL NO. 4 MC
DL 5603, BILL NO. 3 MC
DL 5613, BILL NO. 13 MC
DL 5605, BILL NO. 5 MC
DL 5615, BILL NO. 15 MC
DL 5607, BILL NO. 7 MC
DL 5617, A. J. 7 MC
PIT
Map Center: 120° 59' 5" W, 50° 32' 32" N

The core area (500 meters in side of the Lot boundary) of the property is partially overlain by mineral tenures 504682, 504683 and 504905 which are owned by Andrew Molnar (Figure 2b). The remainder of the area is overlain by mineral claims 519232, 519235, and 519237 which are 100% owned by Getty Copper Inc. and are not part of any agreement between Robak and Getty. These tenures were “staked” under the new Map Selection procedure using a provision that allows Crown Granted claims to be overstaked because the new Mineral Tenure Act allows natural materials not covered under the predecessor Acts to be described as “Minerals” and thus available for “acquisition” under the new Act. These claims are subject to normal assessment requirements under the Act.

The new Act of January 12, 2005 does not allow exploration and mining work completed crown grants to be applied for assessment credit on adjoining mineral tenures, only on overlying tenures. Therefore the only vehicle available for mineral exploration expenditures completed on crown grant to be applied for assessment credit on adjoining tenures is to have both overlying and adjoining tenure.

Joseph Eugene Leopold Lindinger, P.Geo	7
Resource Evaluation Report on the Getty South (Trojan) Copper Bearing Breccia Body

Exploration is being conducted under Ministry of Energy and Mines Exploration Permit MX-3-151. Sufficient bonding is in place to conduct a surface exploration program for a moderate amount of trenching and drilling. However to conduct a large trenching , or underground program the bond required for completing such a program would have to be increased.

Figure 2b - Getty South Overlying Tenures

Joseph Eugene Leopold Lindinger, P.Geo	8
Resource Evaluation Report on the Getty South (Trojan) Copper Bearing Breccia Body

ITEM 7	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND
PHYSIOGRAPHY

The following description is excerpted from McMillan 2003, page 5

“…The Properties are easily accessible by the Bose Lake road, which branches off 16 kilometres from the property from the paved Bethlehem Mine road. Forestry and drill roads provide access to the claims. Logan Lake, the closest support community, is about 15 kilometres east of the Getty Copper Highland Valley Project.

The nearest domestic airport is located in Kamloops about an hours drive from the south end of the Properties. The major city of Vancouver, B.C. situated approximately 330 kilometres to the southwest by the Coquihalla Highway, provides access to an international airport and seaport. The Properties are located on and around Forge Mountain at an elevation between 1,450 to 1,900 metres. The topographic relief is moderate and the surface is covered by glacial deposits cut by recent stream channels. Small topographic highs are immediately underlain by glacial drift and Tertiary volcanic cover.

The climate is characteristic of the “dry belt” of the B.C. Interior Plateau and precipitation is about 23 cm. annually. The seasonal climate conditions are generally moderate. Severe weather conditions can occur for isolated periods in the winter, although the snowfall is usually moderate and the summer temperatures are cool to warm and mean temperatures are 14.1°C in July and -6.6°C in January, respectively. Mining activities are able to continue year round.

The Company believes that an established mining infrastructure and a skilled labour force are available in the Highland Valley area, as the region has a history of porphyry copper mining. The water supply in the region is limited; however, a previous operator in the Highland Valley area obtained a water supply for its mining operations from a subsurface basin. A 500 kva power line crosses the property and telephone service is available in Logan Lake and at nearby mines. The Company believes that all necessary mining infrastructure such as water, power and access will be available at the anticipated future mine sites.

The town of Logan Lake is the nearest municipality to the Properties and is the current location of the Company’s site office. Logan Lake has a population of approximately 2,600….”

ITEM 8
HISTORY

The following is excerpted from Barr, 1958, Page 5.

“”…Several adits were reportedly driven in the 1920’s

     During 1954 key claims of the current property were staked by Terry Johnston and Jody Dansey of Kamloops These claims were purchased by Trojan in 1955. Development work commenced in the fall of 1955 and the property was optioned to Chimo Gold Mines Limited in early 1956. Diamond drilling commenced in February, 1956. The option was terminated in November 1956 and the property reverted back to Trojan who have continued active development.

Work by Chimo included the completion of 25,000 feet of diamond drilling….”

The following is excerpted from Hill, Starck and Associates, 1961 Page 7-8

Joseph Eugene Leopold Lindinger, P.Geo	9
Resource Evaluation Report on the Getty South (Trojan) Copper Bearing Breccia Body

     “HISTORY AND DESCRIPTION OF EXPLORATION WORK DONE Ear1y work in the area covered by the Trojan holdings is reported in the Annual Reports of the B.C. Minister of Mines for the years 1902, 1907, and 1915, under the heading of the Albatross and Canopus groups. The work consisted of open cuts and short adits in the breccia zone. Assays reported ran from 0.5 to 0.9% copper.

     1955 The property was acquired by Trojan Explorations Limited and some surface stripping was done.

     1956 In November Trojan Explorations Limited, Jackson Mines Ltd., and Tri-Side Mining Corporation Limited merged to form Trojan Consolidated Mines limited. Holdings consisted of 110 claims. During 1956 the following work was done.

     Trojan - 500 lineal feet of bulldozer trench was excavated and 40 diamond dri11 holes completed. A 35 man camp was built and a vertical shaft was sunk to a depth of 40 feet…”

     “…1957 The Trojan shaft was sunk to 161 feet and 881 feet of tunnel was driven on the 150 level.

     1958 A magnetometer survey was completed over some 44 claims in the centra1 portion of holdings. Results were inconclusive. A geological survey by W. K. White, P. Eng. resulted in the recommendation that the area on the Bill No. 1 and Bill No. 4 claims, north of the known ore zone, be more intensely investigated by an Induced polarization survey followed by drilling.

     1959 An option was granted to the Newmont Mining Corporation Limited. The shaft was dewatered, and two inclined diamond drill holes were drilled from its ottom to the north under the ore body. A third hole was drilled from near the north face of the tunnel and to the south through the ore body. Results are shown on the accompanying maps 14 to 27 inclusive.

     1959 and 1960: The property was optioned to Rio Tinto Canadian Exploration Limited. An Induced polarization survey was made over the area indicated on the accompanying map 3. Two anomalies were discovered in addition to the one over the main ore zone. The first of these, on the South edge of the S. B.

     No. 3 claim was drilled but resu1ts were not encouraging. The second anomaly was found on the Mox No. 1 claim. When the polarization anomaly was considered in conjunction with the apparent resistivity obtained for the same area, and with the fact that bedrock is tertiary volcanics dri11ing was not recommended.”

The additional history is excerpted from Coveney, P.Eng., 1969, pages 3 and 4.

     “In 1961 Trojan Consolidated Mines dewatered the underground workings and drilled 13 underground diamond drill holes for a total of 1963 feet.

Joseph Eugene Leopold Lindinger, P.Geo	10
Resource Evaluation Report on the Getty South (Trojan) Copper Bearing Breccia Body

     In 1962 South Seas Mining Limited acquired the property and drilled six (6) surface holes totalling 1903 feet and extended the underground workings for 850 feet east of the shaft to test the eastern zone of copper mineralization.

     In 1964 the property was under option to Mitsui Mining and Smelting Co. Twenty-Four (24) surface diamond drill holes were drilled for a total of 17,308 feet. The drill results were not satisfactory and the option was dropped in 1965.

     In 1966-1967 South Seas Mining Limited excavated a number of bulldozer trenches and carried out a 2700 foot underground drifting program.

     In early 1968 the property was under option to Phelps Dodge Corporation of Canada Limited. This company carried out a limited geochemical survey and drilled two surface holes for a total of 800 feet. Both holes were drilled outside the main ore -zone. The option was dropped in late June.

     From July 8th 1968 to December 11 th 1968 South Seas Mining Limited carried out an extensive exploration program. Geo-X Survey conducted a 43.3 1ine mile Induced Polarization survey and outlined five (5) anomalous areas. Connore (Connors) Diamond Drilling Company Limited drilled six (6) surface holes for a total of 3278 feet. Three of the recommended anomalous areas were tested with negative results. One hole drilled to a depth of 1127 feet was in volcanics for its entire length. Underground exploration contracted to Greene Contracting Limited amounted to 1209 feet of drifting and 14 Jackleg holes total ling 1048 feet. All material from underground passed through a bulk sampling plant.

     To date exploration work tota1s 49,501 feet of surface diamond drilling, 1903 feet of underground diamond drilling, 1048 feet of underground Jackleg holes, 43.3 line miles of Induced Polarization surveying, 5640 feet of underground drifting and a 161 foot 2-compartment shaft. All underground development has been confined to the 150 foot level.

     Total estimated expenditures are in the neighborhood of $1,441,000 of which approximately $241,000 was spent by South Seas Mining Limited in 1968.”

Detailed hand written notes in Binder 59 dating from the late 1960’s further state the 1962 holes were collared as BX and reduced to AX and even EX core diameter. Further along the notes state “30 feet of raise near start of north cross cut”, This is the only known reference to date of raising, however it explains a raise symbol on the 1968 underground plan. More information include “face samples - 20 to 40 lbs - quartered on surface & sent to Bethlehem for assay.” – “also muck samples, slightly lower grade than chips”. Additionally a statement that the 1964 Mitsui drill holes were BX (actually BQ) wireline size with 90% plus recovery, with sludge samples collected for only 64-01. The holes were drilled on a 100 meter grid.

A comment that the underground resampling (wall sampling) had on site duplicates prepared and sent to “Williams and Coast Eldridge” analytical laboratories, with copper assays from Williams being “generally lower”.

Joseph Eugene Leopold Lindinger, P.Geo	11
Resource Evaluation Report on the Getty South (Trojan) Copper Bearing Breccia Body

A second set of hand written notes states that planned development by Mitsui was suspended possibly due to the hoisting equipment in the shaft being inadequate to be cost effective at 50 cars per shift, with a statement that a new shaft was needed with a bigger hoist.

Mokta (Canada) Limitee optioned the property in 1969 and drilled 10 underground holes thru various sections of the breccia body during the winter of 1969-70 for a total of 871.9 meters drilled. They also re sampled selected sections of the Newmont core from their underground program. No records exist of the size or type of core drilling and no assay affidavits have yet been found.

A detailed 50 hole percussion drill program was completed in 1973 under the direction of H. Brodie Hicks, P.Eng. over the West Zone. Holes were drilled vertically on 25 foot centers. This program was to confirm earlier tonnage and grade estimates from underground development and diamond drilling.

Little substantive exploration work was completed between 1974 and 1995. During this interval, the camp and shaft facilities were dismantled and the shaft capped.

In 1996 Getty Copper Corp., under the direction of the consulting firm Watts, Griffis and McOuat completed 3236.3 meters in 13 large diameter HQ and NQ diamond drill holes on the Getty South area.

In 1997 Getty Copper Corp. under the supervision of Dr. Vitorio Preto, P.Eng., completed 1572 meters of backhoe trenching over most of the defined mineralized surface extant of the Getty breccia. A total of $179,200 was spent. In this program for the first time on record the northeast oxide zone was systematically sampled. Many older trenches elsewhere were retrenched and resampled.

In 2004 the area of the shaft was the deposit site for approximately 970 tonnes of oxide copper from the Getty North deposit.

ITEM 9
GEOLOGICAL SETTING

The geological setting for the region is excerpted from McMillan 2003, page 5;

“…The Highland Valley porphyry copper district is 40 kilometres southeast of Cache Creek and 54 kilometres southwest of Kamloops in south central British Columbia. Five of the major deposits in the district, Bethlehem, JA, Highmont, Lornex and Valley mine (then Valley Copper), were described in detail in CIM Special Volume 15. Since then, Bethlehem has closed, Highmont saw brief production and has closed, and JA remains undeveloped. Lornex was in large-scale production from 1972 to 1987, and subsequently produced at a reduced rate of 16 500 tonnes daily (6 million tonnes a year). Since opening in 1982, Valley mine has become the largest producing mine in the province.

Joseph Eugene Leopold Lindinger, P.Geo	12
Resource Evaluation Report on the Getty South (Trojan) Copper Bearing Breccia Body

The Highland Valley porphyry deposits are within the Guichon Creek batholith, one of a series of plutons that are associated and likely comagmatic with the Nicola Group, a succession of Late Triassic island arc volcanic rocks within the southern portion of the Quesnel Trough in the Intermontane belt. The Nicola Group volcanic rocks form part of a 30-to 60-km-wide north northwest-trending belt extending from southern B.C. into the southern Yukon. This belt is enclosed by older rocks and invaded by batholiths and smaller intrusives. Parts of the belt are obscured by subsequent depositional basins, which contain Jurassic and Cretaceous volcanics and sedimentary rocks and Eocene, Miocene and Pliocene volcanics.

9a. Regional Geology

The Guichon Creek batholith (Figure 2) is a large, composite intrusion with a surface area of about 1000 square kilometres. A cluster of 5 major porphyry copper deposits lie within a 15 square kilometre zone in the center of the batholith. The detailed geology and setting of the batholith are described by Northcote (1969), McMillan (1976, 1982, 1985) and Monger and McMillan (1989).

9b. Geology of the Intrusion

The batholith is a semi-concordant composite intrusive that is elliptical and elongated slightly west of north. Its average width is 20 km and its average length is 65 km. Carr (1966) suggested that this elongation reflects the influence of deep-seated structures. A geological and gravity model (Ager, McMillan and Ulrych, 1973) indicates that the batholith has steep eastern and western edges, but is relatively shallow and flat-bottomed north and south of Highland Valley. A central, steeply plunging root or feeder zone is inferred under Highland Valley. The known major deposits lie around its projection to surface. Research allied to the Lithoprobe vibroseimic and refraction seismic surveys in the Intermontane belt, identified strong, west-dipping reflectors. One of these, perhaps an extension of the Coldwater fault, apparently decouples the Guichon Creek batholith from its basement. The reflector is about 10 to 15 kilometres deep, well below the gravity-indicated depth of all but the root zone of the batholith. It is also likely that movement on the underlying fault or faults is post-mineralization. The faults likely originated during Mesozoic to early Tertiary compression when Quesnellia docked with North America, and became reactivated during Eocene extension.

The batholith intrudes and metamorphoses Carnian to Norian-aged island arc volcanic and associated sedimentary rocks of the Nicola Group. Adjacent to the contact, a metamorphic halo up to 500 metres wide developed. Close to the granite contact, assemblages are typical of the hornblende hornfels facies, further out, albite-epidote facies are typical (Northcote, 1969).

Rocks at the border of the batholith are older and more mafic; successive phases moving inward toward the core are younger and more felsic. Thus, rocks of the batholith range from relatively melanocratic, medium grained diorite and quartz diorite (tonalite) at the border through to relatively leucocratic, coarser grained quartz monzonite (adamellite) in the core. The phases are nearly concentric. Although contacts can be sharp, they are generally gradational; chilled contacts are unusual. Some phases clearly intrude others and illustrate their relative ages through dikes, contact brecciation, xenoliths and uncommon chilled contacts. Other units

Joseph Eugene Leopold Lindinger, P.Geo	13
Resource Evaluation Report on the Getty South (Trojan) Copper Bearing Breccia Body

are completely gradational. A phase may show intrusive contacts with another phase in one area but grade into the same unit elsewhere. Northcote (1969) and McMillan (1976) concluded that successive pulses of magma often were injected before the preceding phase was completely solidified.

Chemically, the batholith is a calc-alkaline, I-type intrusion (McMillan, 1985). Variations in the major and minor element geochemistry indicate local areas of assimilated country rock in the border zone and roof pendants in the intrusion. In outcrop, these areas have inclusions of amphibolite and granitised metamorphic rocks. They also show compositional variations, for example higher than average silica.

Isotopic dating yielded potassium-argon ages averaging 202+/-8 million years, rubidium-strontium ages of 205+/-10 million years (Preto, et al, 1979), and a uranium-lead zircon age of 210+/-3 million years (Mortimer et al, 1986). Initial strontium ratios are primitive, 0.7025 to 0.7046 (Preto, et al, 1979), again suggesting derivation from the mantle or subducted oceanic crustal material.

9c. Younger Rock Packages

Rapid uplift and erosion followed intrusion of the Guichon Creek batholith. By Early Jurassic time the batholith was unroofed and shedding debris into sedimentary basins now preserved along its north and northwest flanks as the Ashcroft Formation. Where exposed, the contact between the Ashcroft sediments and the Nicola volcanics is an angular unconformity (McMillan, 1974) and locally Ashcroft conglomerates lap up onto the edge of the batholith.

Two younger volcanic-dominated successions are important in the area. First, a northwest trending belt of Cretaceous, late Albian continental volcanic and sedimentary rocks of the Spences Bridge Group unconformably overlie both the Nicola Group country rock and intrusive rocks along the southwest flank of the batholith. Distribution of the Spences Bridge Group rocks was locally controlled by reactivation of older faults, like the Lornex fault, that were important mineralizers in the batholith. Second, continental volcanic and sedimentary rocks of the Tertiary Kamloops Group cover extensive areas of the batholith and also overlie Triassic and Jurassic rocks from north of Highland Valley to the Thompson River. These also form isolated outliers and local intrusive centers south of the Highland Valley.

Much of the batholith is covered by a thin layer of glacial deposits. In the Highland Valley, Pleistocene stratigraphy is complex; the area was influenced by three or possibly four major glaciations (Ryder, 1976). In general, the Highland Valley is infilled by a thin discontinuous succession of basal sand, gravel and till that is overlain by a thick sequence of thin-bedded lacustrine silts, silty sands and clayey silts. This is in turn overlain by a moderately thick, well to poorly bedded silt, sand and gravel succession in which depressions and erosional channels are filled by deltaic outwash sediments. The valley walls are coated by ablation moraines, bedded silt, sand and gravel. Kettle lakes occur along the valley, and eskers and numerous kame terraces apparently formed along the margins of a stagnant body of

     Joseph Eugene Leopold Lindinger, P.Geo 14 Resource Evaluation Report on the Getty South (Trojan) Copper Bearing Breccia Body

ice that filled in the valley. Successive levels of terraces were formed as the ice slowly melted….”

The Getty South breccia is thought to occur immediately east of a sub-regional north striking steeply dipping structure locally called by Getty explorationists the South Krain Fault (Gower 1992). A similarly striking fault is thought to be located near the east side of the breccia, termed by many previous authors as the North Guichon Fault and interpreted as a major structural break (Coveney, P.Eng., 1969) The breccia that defines the Getty South deposit is composite and polyphase. The earliest phase appears to be mosaic like clast supported breccia and mega breccia with small to moderate amounts of comminuted wallrock fragments in the matrix. This breccia was probably produced due to phreatomagmatic gasses and fluids derived from ascending dykes along discreet north trending structures. This breccia covers at least a 600 meter north south by 400 meter east-west area (based on observations made from 1996 drill core logging) and to north, east and south appears to grade gradually into Guichon rocks. Following this initial phase are at least two additional phreatomagmatic matrix and clast supported breccias bodies that occur as north trending subparrallel and apparently locally anastomozing steeply dipping pebble dyke like bodies. It is the outer near surface limits of these later breccias give the breccia its overall ovoid shape as depicted on surface and underground plans.

The following passage is extracted from an unknown 1967 report referenced by Klemens), pages 51-52.

“Trojan Breccia: This breccia body, one of the largest in the mapped area, lie 3 miles north of the Bethlehem breccias and is nearly 1000 feet wide in places and as much as 1200 feet long in a northerly direction. As shown by the map and vertical sections (Figs. 14 and 16), it is largely steep-walled and contains a steep, sinuous and partly narrow, braided intrusion of the Trojan rhyolite porphyry. In consequence of underground examinations made since the accompanying figures were prepared, the mapped location of part of the western wall of the breccia body near the shaft is somewhat amended in the Annual Report for 1967 (Fig. 19).

     The breccia includes mainly three types of fragment, which are respectively of the Guichon quartz diorite, the rhyolite porphyry and the brown porphyry. All three may be present together or, alternatively, one or other of the porphyries may be lacking. The distribution of the brown porphyry fragments is shown, and partly it covers large portions of the breccia body in which rhyolite porphyry fragments are sparse or lacking. Rhyolite porphyry fragments occur chiefly in parts of the breccia more or less adjoining the rhyolite porphyry intrusion, some of whose branches are well-nigh completely brecciated and alternate with mixed breccia to form a multiple sheeted mass. Similar multiple sheeting occurs elsewhere in the breccia body and involved brecciated dykes of the brown porphyry and brecciated screens of the Guichon quartz diorite, alternately. The brown porphyry dykes partly possess preserved chilled selvages and they range in width from a few inches to tens of feet, and the spacing also varies and is partly closed. Since much of this information is derived from drill core the attitude of the dykes and sheets is generally unknown. Parts of the breccia body, especially toward its walls, consist of weakly brecciated quartz diorite traversed by widely-spaced veins of matrix in which porphyry

Joseph Eugene Leopold Lindinger, P.Geo	15
Resource Evaluation Report on the Getty South (Trojan) Copper Bearing Breccia Body

fragments are rare or absent. A few fragments at places indicated on the map (Fig. 14), were identified as of the Bethlehem porphyritic quartz diorite, of which only a single small outcrop occurs near the Trojan breccia.

     Rhyolite porphyry sheets and fragments commonly exhibit a strong alteration, which colours them variously pink, buff and light-green and was effected prior to brecciation. X-ray identification of the fine grained argillic products of this alteration confirmed the presence of much sericite and chlorite, which are accompanied chiefly by quartz.

     The matrix of the breccia is diversely altered and therefore varies considerably in composition. In the brecciated rhyolite porphyry it consists largely of fine grained quartz and sericite, with rare contained quartz grains as large as 2 millimetres, but elsewhere the matrix material is different (see Plate Vn).

     The described differences in fabric and composition of the Trojan breccia from place to place suggest that its origin was complex and possibly occurred in more than one stage.

     The brown porphyry undoubtedly preceded the rhyolite porphyry and it evidently was emplaced in fractured quartz diorite and may have caused a first stage of brecciation. Evidence was seen in drill core that rhyolite porphyry stringers were in places intruded into a pre-existing breccia, whose origin may possibly thus be related to the emplacement of the brown porphyry.”

The following passage is extracted from an unknown 1967 report referenced by Klemens), pages 33-36.

     “Trojan Rhyolite: This type of breccia-forming quartz porphyry is recognized only at the Trojan breccia pipe, where it forms a dyke-like intrusive body extending northward for a known distance of 1200 feet in the Guichon quartz diorite and breccia. The body possesses numerous minor offshoots and, especially in its northern part, it consists partly of alternating sheets of rhyolite porphyry and breccia. This breccia contains a varying abundance of rhyolite porphyry fragments and may be termed rhyolite breccia, in distinction to breccia without such fragments that is equally common in the pipe. In places, the continuity of the porphyry body becomes apparent only when the two kinds of breccia are distinguished, as was done by core logging but generally not by surface or underground mapping.

Consequently, sections based on drill hole information (Fig. 16) give a better idea of the form of the rhyolite porphyry body than do the geological maps (Figs. 14 and 17). The body is best known at depth, and may in fact scarcely reach the bedrock surface, and the trend of this adjacent porphyry body is therefore shown on the surface geological maps by upward projection from an elevation 500 feet below that of the shaft collar (Figs. 3 and 14).

     The southern part of the body is apparently a steep porphyry spine whose width exceeds 200 feet in drill hole No.S-24 ~ Fig. 16, section B-B'), and which is believed to plunge northwards to depths greater than explored. The porphyry spine is adjoined in the drill hole by rhyolitic breccia, more of which occurs both locally in the spine and associated partly with narrow intersections of rhyolite porphyry elsewhere in the southern part of the breccia pipe. The northern part of the body consists of a main branch extending though the Trojan west zone and lesser

Joseph Eugene Leopold Lindinger, P.Geo	16
Resource Evaluation Report on the Getty South (Trojan) Copper Bearing Breccia Body

branches that are intersected by drill holes farther east in the breccia pipe. The form and continuity of the lesser branched are unknown. The main branch is probably connected tenuously to the porphyry spine and it has the form roughly of a vertical dish, concave on its east side and with a maximum horizontal width in places exceeding 200 feet, of which only a small proportion consists of solid rhyolite porphyry and the remainder occurs as breccia. The main branch divides towards the north into several arms or leaves, which are thought to terminate more or less as shown.* In drill core the northern part of the body comprises repeated porphyry sections, each a few feet to several tens of feet wide and partly strongly brecciated, that are interspersed with breccia which is partly rhyolitic. Although not shown on the level map (Fig. 17), two or three 10- to 20- feet wide porphyry sheets were identified underground at the west zone and they probably correlate in part with drill intersections to suggest a north-striking, west- dipping porphyry sheet of restricted dimensions. While many of the porphyry contacts seen in drill core are sheared and therefore useless for interpretation, others show evidence that emplacement of the rhyolite porphyry was preceded, as well as followed or accompanied, by brecciation. Thus in places the porphyry remains unbrecciated at its contacts with the brecciated quartz diorite, and elsewhere it consists partly of intrusive stringers which are seen to cut breccia. The rhyolite porphyry is apparently later emplace than a so-called brown porphyry , which is seen rarely as fragments in the rhyolite porphyry and which occurs mainly as dykes in the Guichon quartz diorite and as large and small masses in the breccia pipe. The brown porphyry consists partly of Type C porphyry , which is probably equivalent to the Krain breccia-forming quartz porphyry, and may have produced a phase of brecciation at the Trojan breccia pipe preceding that cause by the Trojan rhyolite porphyry.

     The only known outcrops of rhyolite porphyry lie northeast of the Trojan shaft, where two masses each about 30 feet wide are exposed. The rock is altered, felsitic, greyish-green in colour, and possesses and irregular platy jointing which roughly follows a well developed, locally contorted flow layering that is expressed by a colour banding (Plate Ill). In the exposure nearest the shaft, the banding possesses a moderately steep dip to the northeast and it partly adopts fold-like attitudes with easterly plunges measuring 45 degrees. In the other exposure, banding possesses a northeasterly strike and a steep dip. In these outcrops the only visible indication that the rock is porphyritic is the occurrence of small pits in its surface due to the weathering of altered feldspar and of sulphide grains. Rock similar to this comprises many of the porphyry sheets and breccia fragments in the northern part of the rhyolite body and is seen from specimens of drill core to contain, almost to one-third of its volume, streaks and lenses of chalcedonic appearance lying crudely parallel to one another. Viewed on a smoothly sawn surface of the rock, the chalcedonic streaks appear to represent amygdular masses in vesicles of contorted or irregular shapes. They lie within a fine grained, flow-banded groundmass containing a few altered, tabular feldspar crystals and rare quartz crystals, which are small, rounded and inconspicuous. Under the microscope the rock is streaky, heterogeneous, partly cryptocrystalline and appears to consist mainly of quartz, chlorite and argillic, or sericitic material together with calcite that pseudomorphically replaces 1- to 2-millimetre long phenocrysts, once probably orthoclase. Rhyolite porphyry of the southern part of the body is seen in drill hole

Joseph Eugene Leopold Lindinger, P.Geo	17
Resource Evaluation Report on the Getty South (Trojan) Copper Bearing Breccia Body

No.24 to be a pale grey, greenish or pinkish, generally aphanitic and flow-textured rock possessing phenocrysts of quartz and others of elongate hornblende and well-altered, tabular feldspar which together compose about one-fifth of the rock. The porphyry is not entirely uniform and it shows in places a patchy, streaky or mottled appearance, and partly a brecciated aspect. Under the microscope feldspar phenocrysts are all identified as orthoclase, which appears faintly perthitic and is partly replaced variously by quartz, sericite, minor chlorite and locally calcite (Plate Vg). Quartz phenocrysts are rarely larger than one-half millimetre, are optically homogeneous, and variously sub-rounded and angular. Phenocrysts of ferromagnesian minerals have been entirely replaced by chlorite and minor sericite and epidote; they were probably mainly hornblende, of which crystal outlines remain. Other crystals present are variously of apatite and monazite, both not exceeding one-third millimetre in size, magnetite in small rare grains, and sphene. The groundmass of the rock ranges from cryptocrystalline to finely crystalline and it encloses very minute crystals, similar in composition to the phenocrysts, and irregularly drawn out vesicles containing radially grown chlorite and also sericite and orthoclase. As shown by selective staining, the groundmass contains a large amount of orthoclase, possibly as much as 50 per cent, which is well disseminated and is party in fine mosaic-textured lenses with quartz. By partial alteration of orthoclase, sericite has become an abundant component of the groundmass.

     Although its fineness of grain prohibits an accurate modal analysis of the rhyolite porphyry, its original composition is estimated approximately as follows: Phenocrysts, 19 per cent (quartz, 1 per cent; orthoclase, 15 per cent; hornblende (and biotite?), 3 per cent); vesicles, 3 per cent (mostly chlorite); groundmass, 78 per cent (about half of which is orthoclase). Fragments of similar porphyry are common in the southern part of the breccia pipe, but they partly show a more pronounced pink colour, a greater content of orthoclase in the groundmass, which contains an estimated 60 per cent of this mineral, and a much greater degree of replacement of orthoclase phenocrysts by quartz.

     *Information obtained from an examination of the 1964 and 1965 drill holes is omitted from the accompanying geological maps and sections; it does not greatly change the described geology of the Trojan breccia pipe.”

Longe and Bates 1968, Page 74-75 infer that the Bethlehem quartz feldspar porphyry and Trojan rhyolite dykes may be coeval temporally and compositionally with Bethsaida quartz monzonite.

The author largely concurs with the above descriptions based on his observations of surface exposures, and in particular diamond drill core from the 1996 drilling. Guichon fragments in all observed phases of breccia are curviplanar and subangular to subrounded with generally ragged edges with a fairly “clean” usually tourmaline matrix often containing comminuted wallrock and crystal fragments. The same tourmaline matrix breccia will grade into a very angular feldspar porphyritic fragment breccias suggesting that the Guichon rocks were both brecciated and altered prior to both dyke and tourmaline stockwork-breccia emplacement. At depth to the southwest as seen in holes GS-96-04 and 03 a latest sub-vitreous matrix feldspar +/- hornblende porphyry dyke forms the groundmass that appears to grade to the north and upwards into a tourmaline dominant matrix breccia. Further to the north as seen in holes GS-96 11 and GS-96-12 a clay alteration

Joseph Eugene Leopold Lindinger, P.Geo	18
Resource Evaluation Report on the Getty South (Trojan) Copper Bearing Breccia Body

overprint is common. The Southeast Zone is characterized by a unique specular hematite matrix stockwork and at higher levels breccia that postdates the tourmaline.

Figure 3 – Regional Geology

SYMBOLS
Faults
Mineral Deposits
Getty Copper Corp.
Thompson River
ASHCROFT
BARNES CREEK FAULT
GUICHON CREEK FAULT
Getty West Deposit
Tunkwa Lake
Getty North Deposit
Getty South Deposit
Valley Pit
Bethlehem Pits
JA Deposit
HIGHLAND VALLEY FAULT
SPENCES BRIDGE
LORNEX FAULT
Lornex Pit
Highmont Pits
SKUHUN CREEK FAULT
Nicola River
0
10 kilometers
Craigmont
TERTIARY
Kamloops Group
CRETACEOUS
Spences Bridge and Kingsvale Goups
JURASSIC
Ashcroft Formation
TRIASSIC-JURASSIC GUICHON CREEK BATHOLITH
YOUNGER PHASES
Post-Bethsaida Dikes and Breccias
Bethsaida Phase
Skeena Variety
Post-Bethlehem Dikes and Breccias
Bethlehem Phase
OLDER PHASES
Highland Valley Phase
Guichon Variety
Chataway Variety
Border Phase
TRIASSIC COUNTRY ROCK
Nicola Group

Figure 3 Generalized geology of the Guichon Creek batholith showing location of Getty Copper Corp. claims and of major porphyry Cu-Mo deposits (modified after McMillan, 1985). Highlighted are the Getty deposits as referred to in the report.

     Joseph Eugene Leopold Lindinger, P.Geo 19 Resource Evaluation Report on the Getty South (Trojan) Copper Bearing Breccia Body

ITEM 10 DEPOSIT TYPES

The following description on deposit types is excerpted from McMillan 2003.

“…Significant porphyry deposits in the Guichon Creek batholith are confined to the central part of the intrusion. McMillan (1976, 1982) and others (Westerman, 1970; Olade 1974; Johan and McMillan, 1980) present evidence to relate mineralization to water saturation in the evolving, crystallizing magma that allowed separation of a fluid phase. Metals and other mobile elements were scavenged into this fluid. Significantly, the first mineralizing event also corresponds with the first major episode of dyking and breccia pipe formation in the batholith. The Bethlehem deposits, Krain, South Seas (Trojan) and other deposits resulted. The second, and most significant mineralizing event, which formed the Valley, Lornex, Highmont, JA and several smaller deposits, followed emplacement of the Bethsaida phase, the youngest major phase of the batholith. Some dyking and breccia formation occurred related to this event, but large zones of shattering that host mineralization are more important.

10a. Structural Characteristics of the Deposits

Most copper and molybdenum mineralization in Highland Valley deposits is fracture controlled. As a generalization, better grades occur where fracture density is high or where several sets of fracture swarms overlap. Little truly disseminated mineralization is present, although sulphides do occur in alteration zones that fringe veins and fractures.

The batholith is internally subdivided into segments by northerly and northwesterly to westerly striking faults. The major northerly structures are the Lornex and bounding Guichon Creek faults. The major northwesterly structures occupy from south to north Skuhun Creek, Highland Valley and Barnes Creek. Large-scale tension fractures have orientations similar to those of the faults. The most striking are the northwesterly striking Gnawed Mountain dyke and the northwesterly striking zone of dyke swarms extending from just north of the Skuhun Creek fault to the Barnes Creek fault

(McMillan, 1976).

“The Lornex fault is well defined between Skuhun Creek and the Highland Valley, where it truncates the Lornex deposit on the west. Geologic contacts along this segment of the fault show 5 to 6 km of cumulative right-lateral offset. The dip of the fault near Lornex varies from moderate to steep toward the west (Waldner, 1976). Drill results suggest that the fault splits into several strands south and perhaps east of the Valley mine. Lineaments suggest the fault continues north of Highland Valley, possibly as several distinct strands, but this is uncertain because outcrop is sparse and Tertiary volcanic cover is extensive. The Lornex fault can be traced southward to beyond the Nicola River as lineaments on satellite images, and on topographic and airborne magnetic maps. Evidence indicates (McMillan, 1976) that movement on the Lornex fault occurred periodically over a long period of time, beginning in Mesozoic or earlier time and continued into the Tertiary. The elongated shape of the batholith suggests that a precursor to the fault controlled the emplacement and shape of the batholith. If, as Carr (1969) and Allen and Richardson (1970) speculated, the Valley and Lornex deposits were once joined,

Joseph Eugene Leopold Lindinger, P.Geo	20
Resource Evaluation Report on the Getty South (Trojan) Copper Bearing Breccia Body

then dextral offset on the Lornex fault post-dates ore emplacement. It should be emphasized that the relationship between the fault and the orebodies at Lornex and Valley is not simple. Aligning the two deposits does not produce coherent patterns of geology, grade, alteration or sulphide zonation. McMillan (1976) argued that the Valley deposit formed at a deeper level under higher temperature conditions than Lornex.

Northerly, northwesterly and northeasterly faults and fractures dominate the structural fabric of the region. The faults originated prior to mineralization and have been periodically reactivated. They apparently channeled hydrothermal fluids into faulted, fractured and brecciated sites where they deposited metallic minerals. Movement on the faults may have influenced the distribution of Jurassic sediments, and it locally controlled deposition of Cretaceous and Tertiary strata. For example, early movement on the Lornex fault was dextral, but block faulting occurred during the Cretaceous and Tertiary events.

The Tertiary block faulting created a horst and graben pattern that controlled development of the present landscape. For example, the area of the batholith between the Highland Valley and Skuhun Creek faults is a horst (McMillan, 1976). This pattern also controlled the level of erosion and consequently the depth of exposure of the ore deposits. Depth of emplacement of the deposits was inferred based on the host rocks, variations in the intensity of alteration, and the presence of porphyry dike swarms and intrusive to explosion breccias. From deepest to closest to surface the deposits apparently sort as follows: Valley, Lornex, Highmont and JA, the Bethlehem deposits and South Seas then Krain….”

The Getty South Breccia contains a series of closely spaced (10 to 50 meters) subparrallel and inter intruded intermediate to felsic dykes that grade upward into at least two phases of phreatomagmatic breccias. Structural control appeared strong for both dyke, breccia and subsequent copper mineralization emplacement.

Klemens in his 1997 report concludes that there are two major structural orientations at Getty South, north north east (NNE) steeply west dipping and west north west (WNW) steeply (usually north) dipping. Existing geological maps from the underground also show northeast trending shears and faults that appear to displace with apparent left lateral displacement the otherwise north trending mineralized zones.

ITEM 11
MINERALIZATION

Numerous Authors describe the coarse erratic nature of the chalcopyrite mineralization occupying late stage voids within earlier created phreatomagmatic breccia.

White, 1958, page 11 explains,

“…The main ore mineral, chalcopyrite, is disseminated sparsely throughout the breccia matrix in minute particles, and more locally the mineral occurs as larger masses in stringers and faults and as massive replacements of chloritized breccia matrix. Evidently the breccia complex was the main controlling structure through

Joseph Eugene Leopold Lindinger, P.Geo	21
Resource Evaluation Report on the Getty South (Trojan) Copper Bearing Breccia Body

     which the ore bearing fluids moved, following highly irregular channels of superior permeability within the breccia matrix and in associated fractures and faults….” Coveney, P.Eng. (GCNL 181(1967) DATED Sept. 18, 1967 is quoted “…Chalcopyrite, the principal copper mineral, is disseminated throughout the breccia matrix as fine particles but more generally as coarse blobs. Locally chalcopyrite occurs as large masses in stringers and faults and as massive replacements of the breccia matrix….” In a later report (Coveney, P.Eng. 1969, page i) he concludes “The copper mineralization is confined to the matrix of the breccia and occurs as disseminated blobs and fine fracture fillings. Little, if any mineralization is found in the fragments.

     Near the contact of the breccia and the Guichon quartz diorite, the brecciation is more intense and better grade mineralization occurs near the margin of the breccia. Faulting is widespread and intense and locally appears to influence mineral concentrations….” And on page 5 and 6 of the same report “The breccia, from an economic viewpoint, is the most important rock type as all the mineralization appears to be associated with this rock. Chalcopyrite,, the principal copper mineral, is disseminated throughout the breccia matrix as fine particles but more generally as scarce blobs. Little, is (sic) any copper mineralization occurs in the fragments composing the breccia. Locally chalcopyrite occurs as large masses in stringers and faults and as massive replacements of the breccia matrix. At the surface, much of the chalcopyrite has been altered to malachite and chrysocolla. Native copper and chalcocite do occur but are not common… Specular hematite and tourmaline as widespread throughout the breccia The Main breccia “…covers an area of about 800 by 1000 feet in width and approximately 1500 feet in length. Underground work show that the better grades mineralization occurs near the breccia-Guichon contact where brecciation is much more intense rather than in the central core of the breccia where quartz diorite blocks up to six (6) feet in length are present. Faulting near the contact also appears to have some influence in localizing the mineralized shoots”

A field notation dated 30/1/74 by probably Manning, referencing probably Henry Hill comments that from observations of the underground drilling that, “Henry says ….’good grade is not continuous” “2 to 4” seams.’”

Pentland, P.Eng. 1967, opined as to why Mitsui’s 1964 drilling program produced disappointing results concluded that;

“The drilling is not reliable because many of the vertical holes failed to penetrate the steeply dipping ore zones and because core recovery was so poor in the older, inclined holes,”

The 1964 drilling actually intersected many zones of medium to locally high grade copper.

Detailed hand written notes in Binder 59 dating from the late 1960’s. Comments on “comments page 4” with map of East Zone depicting north northeast shear zones dipping steeply to the SW

Joseph Eugene Leopold Lindinger, P.Geo	22
Resource Evaluation Report on the Getty South (Trojan) Copper Bearing Breccia Body

that “have associated chalcopyrite pods, very little disseminated material” and “best mineralization (West Zone) in quartz lined fractures in chloritized breccia with dyke or porphyry fragments.” A comment on “page 1” of a second set of hand written notes states that “underground chalcopyrite associated with quartz lenses trending northeast.” And “on page 2 “best rock for ore is rhyolite. Not always mineralized, Kedo (Mitsui geologist) suggest related to fault(ing).” On page 8 is another comment “mineralization associated with a fissure on one section of breccia (mixed). Best ore in chloritized zone of mixed breccia.” “size of body 100 by 300 (feet).” Bodies dip towards the northwest at 50 degrees with a hand drawn plan showing en echelon northeast striking breccia bodies.

No other dominant orientation other than north or northeasterly for these mineralized fractures and faults is mentioned in Coveney’s or other authors with the exception of Klemens’s 1997 who theorized that both NNE and WNW structures may be important controls for the deposition of copper mineralization at Getty South.

Much of the mineralization at Getty South appears fault controlled in its origin with seemingly evenly spaced (20 to 35 meters) north to north north east striking steeply west dipping steeply vertically to south raking high grade shoots occurring at the intersection of second order north north east (NNE) and west north west (WNW) structures. These structures are probably splays generated by right lateral movement on the North Guichon Fault to the east and South Krain Fault (SKF) to the west. Klemens has noted left lateral slickensides on the WNW faults and normal dip slip slickensides on the ENE faults.

Detailed level plans and sections by L.J. Manning and Associates Ltd.(1969) show at least one steeply northwest dipping east north east structure crossing the West Zone, and at it’s west end joining with a north trending steeply west dipping bounding structure that appears to confine much of the West zone mineralization.

Much evidence to date suggests that the NNE and northerly structures are preferentially mineralized and possibly the WNW structures as well. This pattern may indicate the structures hosting the mineralization and syn mineral intrusions display both local transpressional and transtensional dextral patterns. The intersection of these structures would rake steeply to moderately to the northwest subparrallel to (holes S-24 and S-22 and others) and may host aereally small but vertically extensive medium grade to locally high grade shoots that may be difficult to trace in drilling. The structurally weaker breccia may have partially accommodated the movement and mineralization events by movement along fragment boundaries that were also synchronously mineralized as chalcopyrite filled dilational fracture fillings, matrix breccias and shatter zones that form the higher grade sections. Additionally the best mineralization would occur within breccias and fault zones adjacent to the relatively rigid Guichon rocks on the edges of the breccia body where the WNW, ENE and less common faults intersected near the edge of the breccia body (West Zone, East Zone, Southeast Zone and Northeast Zone). Drift geology and corresponding assay plans in the West Zone appear to display exactly this style with sequences of multi percent copper grade in drift following NNE, WNW and north east (NE) structures. The West Zone also shows in plan and section the erratic natures of mineralization as horses of low grade or barren rock being contained within presumably fault controlled and bounded high grade mineralized zones giving a “braided appearance to the zone vertically and a megabreccia appearance horizontally. The detailed geological plan dated about 1963 depicts the best mineralization within the east zone as within, adjacent to and most importantly within phreatomagmatic breccias bracketed by NNE and NE steeply dipping structures.

Joseph Eugene Leopold Lindinger, P.Geo	23
Resource Evaluation Report on the Getty South (Trojan) Copper Bearing Breccia Body

The evidence to date from the underground sampling programs suggests that any one zone has a high grade core of 0.4% to multi-percent copper mineralization as chalcopyrite that has a dyke like north to north north east and possibly west trending steeply dipping form several meters in width surrounded by an order of magnitude larger lower grade envelope of less than 0.2 up to 0.4% copper. An individual shoot appears to have a maximum vertical dimension of at least 100 meters, with a similar generally NNE trending dimension and a maximum (usually east west) width of 20 meters (West Zone or Trojan Breccia), and usually less than 8 meters.

Hill, 1957, tentatively concludes that the West Zone is raking to the north. The 1960 and 1964 drilling suggests a steep rake to the south south west for one “root” and a second at depth to the southeast of the West Zone is a narrow (~5-10 meters east west by 50 to 150 meters north south long high grade shoot.

The East and Northeast zones may have a similar almost mirror image geometry with the highest copper grades occurring in faults and adjacent breccias at the intersections of north and north east structures.

Mineralization in the southeast zone as seen in hole GS-96-001 and at depth in hole GS-96-003 is hosted by semi massive to massive specular hematite vein, breccia and stockwork that overprints the earlier breccias including the tourmaline stockwork within which chalcopyrite is “disseminated as coarse grains and stringers. This material is very friable. If this high grade zone was intersected by nearby holes S22, 1 and 24 it would in part account for the large discrepancy between sludge and core grades and recoveries in these holes. The soft friable easily washed hematite and the contained coarse chalcopyrite could very likely have eroded into the holes between rod pulls and contaminated sludge samples during drilling.

Observations by the Author (based on surface exposure and brief visual inspection of holes GS96-01, 02, 03, 04, 06 12 and portions of GS-96-11 and13) concur in part with Klemens’s in that the breccia is largely a tourmaline matrix breccia with varying lithologies deposited in varying proportion as wallrock, dykes and true intrusion matrix breccias. The tourmaline stockwork-breccia-vein event is postdated by the irregularly distributed specular hematite (that appears to be the predominant mineral gangue in the southeast zone), then quartz and chalcopyrite then ankerite and calcite stockwork and breccia veins. Other than fault movement and the late fracture filling carbonate chalcopyrite and rare pyrite are the latest hydrothermal minerals deposited. This pattern is seen throughout the upper and northern areas of the breccia. At depth and to the south chalcopyrite is increasingly present as late stage medium to coarse grained disseminations and stringers in fractures slips and faults often without quartz, tourmaline, specular hematite and carbonate. The host rock is also increasingly sericite and clay altered.

Tourmaline stockwork-breccia encountered at depth at the bottoms of holes GS-96-03 and GS-96-004 contain coarsely disseminated epidote with or without accompanying chalcopyrite. Pyrite mineralization is also more common. To the north as seen in holes GS-96-11 and 12 argillic alteration is more common. It is the relative hardness and toughness of the tourmaline that makes the breccia body locally resistant and topographically high relative to the surrounding altered rock. The North East Oxide Zone is special in that it appears to be a very rare Canadian example of a supergene enriched zone. Its sub horizontal form and apparent termination at about 1645 meters elevation implies that it was formed in a low topographic relief subareal environment probably prior to late Cretaceous times. Weathering of copper mineralization from the northeast (and other) zones possibly to a paleo water table now at about the 1640 meter elevation created a supergene blanket of unknown thickness and extent. Subsequent uplift and erosion in the Tertiary has eroded most of this blanket away leaving the 200 by 100 meter by 5-10 meter thick remnant.

	Joseph Eugene Leopold Lindinger, P.Geo		24
Resource Evaluation Report on the Getty South (Trojan) Copper Bearing Breccia Body

Figure 4a –	Section	5600550 North - Geology and Mineral Zones

LEGEND
COPPER MINERALIZED ZONE
SPECULAR HEMATITE BRECCIA STOCKWORK
TOURMALINE STOCKWORK BRECCIA OVERPRINT
MIXED GUICHON RHYOLITE DOMINANT BRECCIA
GUICHON FELDSPAR PORPHYRY BRECCIA
CROWDED FELSPAR PORPHYRY DYKE
BIOTITE HORNBLENDE FELSPAR PORPHYRY DYKE
RHYOLITE DYKE
"BROWN PORPHYRY" ANDESITE DYKE
FAULT ZONE
SOUTHEAST LOBE
OF WEST ZONE
Getty Copper Inc.
HIGHLAND VALLEY PROJECT
GETTY SOUTH PROPERTY
CROSS SECTION 5600550N
GEOLOGY AND MINERAL ZONES

Joseph Eugene Leopold Lindinger, P.Geo	25
Resource Evaluation Report on the Getty South (Trojan) Copper Bearing Breccia Body

Figure 4b – Section 5600750 N – Interpreted Copper Zones

SOUTHEAST END OF
NE OXIDE ZONE
WEST ZONE
PARTS OF
CENTRAL ZONE
PARTS OF
EAST ZONE
WEST SHEAR ZONE
PARTS OF
CENTRAL ZONE
SOUTHEAST LOBES
OF WEST ZONE
ROOT OF NORTH
EAST SULPHIDE ZONE
LEGEND
COPPER MINERALIZED ZONE
SPECULAR HEMATITE BRECCIA STOCKWORK
TOURMALINE STOCKWORK BRECCIA OVERPRINT
MIXED GUICHON RHYOLITE DOMINANT BRECCIA
GUICHON FELDSPAR PORPHYRY BRECCIA
CROWDED FELSPAR PORPHYRY DYKE
BIOTITE HORNBLENDE FELSPAR PORPHYRY DYKE
RHYOLITE DYKE
"BROWN PORPHYRY" ANDESITE DYKE
FAULT ZONE
Getty Copper Inc.
HIGHLAND VALLEY PROJECT
Highland Valley, B.C.
GETTY SOUTH - section 5600750 N

     Joseph Eugene Leopold Lindinger, P.Geo 26 Resource Evaluation Report on the Getty South (Trojan) Copper Bearing Breccia Body

ITEM 12 EXPLORATION.

No mineral exploration has taken place since 1997. A 50 kilogram sample of oxidized copper mineralized rock from the Northeast Oxide zone was delivered to SGS Lakefield research in Lakefield Ontario in late August 2005

ITEM 13
DRILLING

At least two campaigns of small diameter standard surface core (1960, 1962), one of percussion (1973), two medium to small diameter wireline (1964, 1968) and one large diameter wire line surface core drilling (1996), as well as four underground core (1957-58, 61, 1963 and 1969-70) at least one jackleg sludge (1968) drilling programs have been completed on the Getty South. The West Zone in particular was repeatedly drilled from surface and underground, and from several orientations.

Item 13a Pre 1964 drilling.

The 1960, 1962 and locally 1964 programs suffered from poor to locally non existent core recovery. During the large 44 hole 1960 program due to very poor core recoveries in an effort to get some idea of grade, sludge samples were taken for most holes. Recoveries were estimated at 57% for core and 25% for sludge samples. During the course of this program C. Pentland, P.Eng. generated a “correlated assays” formula in the last half of the program to try to account for the discrepancies in core and sludge and underground copper grades from the West Zone.

The 1962 drilling had similar recovery results to the 1957 drilling. The existing records suggests that the underground drilling had better recovery. H. Parliament, p 6, and A. Allen, p.15 reported a core recovery for the 1962 surface program of 61% and sludge recovery of 49%. Parliament also reported the published grades are combined core and sludge results. He does not elaborate further on any details on the average. He also theorizes that heavy copper mineralization could be “lost” in open cavities adjacent to the drill hole in the wallrock. He does not theorize about “smearing” of results due to cross sludge sample contamination.

Item 13b
1964 drilling:

Mitsui optioned the property in 1963 and drilled 24 deep vertical BQ reduced if required to AQ wireline holes into and near the West Zone, and in a loose 300 foot east west grid (4 fences) elsewhere. Reportedly sludge samples were taken for Hole 64-01 only. Reportedly the hole had “90% +” recovery. The sludge sample results have not as yet been located, however they may have been similar to the core results so that procedure was apparently discontinued for the remainder of the program. Gower 1992, states that overall recoveries were about 70% and there is assay data to support this statement. Recovery losses however, appear erratic and possibly confined to steeply dipping fault zones. Numerous over 2% copper intervals over 5 feet were assayed particularly in the West, Northeast, and East zone areas. Coveney, P.Eng. 1969 p 6 concluded that the Drilling to this date was “unreliable”. Pentland 1967(1), p 5 also commented that “…diamond drilling has proved unsatisfactory for determining grade.” …

Item 13c
1968 drilling:

Joseph Eugene Leopold Lindinger, P.Geo	27
Resource Evaluation Report on the Getty South (Trojan) Copper Bearing Breccia Body

In 1968 Phelps Dodge Ltd. completed two diamond drill holes but little record of this program has been found. Existing maps show they were drilled over 100 meters outside of and to the north of the breccia.

Item 13d
1969-70 underground drilling

In the winter of 1969-70 Mokta (Canada) Limitee completed 10 mostly flat diamond drill holes throughout the breccia body from the underground workings. A brief review of the drilling results indicates were that they were not encouraging. It appears the option was dropped later in 1970. Very detailed logs and assay plots have been located and provide useful geological information. And the only known plan of the drill holes was a penciled in blackline paper copy of the “bulk sample” underground plan from 1968. Earlier compilers expressed a lack of knowledge of the drill hole locations.

Item 13e
1973 Percussion drilling:

50 shallow vertical percussion drill holes were drilled into the portion of the West Zone above the underground workings on 25 foot centers with the purpose of detailing that part of the zone. No map or sample information for this program has yet been found. Brodie-Hicks 1973, used this information to produce a resource of 170,000 tonnes grading 1.56% copper. This was considerably less than earlier interpreted resource estimates based on diamond drilling and the underground development.

Item 13f
1996 Drilling:

The 1996 drill program was completed using large diameter HQ and NQ tools to maximize core recovery. A review of the recovery logs revealed that recovery overall was very good. Review of the core by the author revealed that most mineralized sections had minimal core loss. Minor core loss occurred in faulted areas and if mineralized there did not appear to be preferential loss of copper mineralization over fault gouge. Drill collar locations were finalized by several generations of GPS surveys, each successive one apparently resulting in a more accurate collar location (the initial (1996) collar surveys mislocated each hole by as much as 15 meters). Site visits to every drill hole by the Author revealed that many holes had survey pins and are as plotted in Klemens’s 1997 plan.

Acid tube dip test were the only measurements made down hole. No down hole compass measurements were taken. No systematic core photo program was undertaken. Compressed core sections were made which helped the author to some degree with respect to recovery, and mineralization. However they are too sketchy to be informative enough to provide the detail that core photos could have provided. Only a complete reexamination of the drill holes provided sufficient geoscience information to the author.

Prior to sampling, the core was logged in detail, and RQD and interval recovery measurements made. The recovery measurement were graphed in Excel. On numerous occasions what appeared to be zones of poorer recovery in graph form were in fact in whole or in part blocking errors with sequences of for example 100% then 80% then 130% then 90% then back to 100% recovery in the recovery log. No apparent efforts appear to have been made to correct these blocking errors

Joseph Eugene Leopold Lindinger, P.Geo	28
Resource Evaluation Report on the Getty South (Trojan) Copper Bearing Breccia Body

which, if adjusted may have resulted in virtually 100% recovery for the entire sequence. The author calculated (using the existing recovery logs) an overall 97.5% recovery. Visual examination revealed however that a significant portion of the core loss occurred in the large shear zone west of the mineralization in hole GS-96-04. The Author based on visual examination of the core from about 50% of the drilling estimates that core loss was slightly higher (3-5%) than the 1996 recovery log estimates.

ITEM	14	SAMPLING METHOD AND APPROACH
14a	Underground.

The underground development at Getty South was completed in four separate campaigns, 1957-58 (West Zone), 1963-64 (West Zone-East and Southeast Zones) , 1967-68 (Northeast zone), and 1969-70? (East Zone).

14a1 West or Trojan or Shaft Zone (UGD 1, 2, 3, 4, 5, 6, 23);

The 1957-58 phase of underground development was primarily directed at determining the size and grade of the West Zone mineralized breccia “pipe” on the west side of the Getty South breccia body (also known as the Trojan and Shaft Zone). Reportedly as mentioned in Gower 1992, page 12. “…The samples consisted of two shovel fulls of rock taken from every car…” to determine grade. However the earliest records (Henry Hill, 1957, P 5) state that four shovels were taken from every car in the initial West Zone development. Concurrent face chip and later wall samples were also taken. A fairly close correlation between these underground sampling techniques was made. Later wall samples by other operators (Newmont and South Seas Mining Ltd.) were completed here with generally close correlation to the muck samples. Coveney, P.Eng., 1969 states that for the first phase of development in 1957 four shovel fulls of muck were taken from each car. Barr, 1957, page 11 states that one car in five was taken for sampling with the material passed through a crusher and riffle splitters. A 40 pound subsample of this material was sent for assay. These underground programs revealed that the copper grades from drilling were lower than expected. Gower, 1992, page 12, citing earlier reports stated that the drill results understated underground grade by as much as 40% .

14a2 East Drift and east workings (East Zone and Southeast Zones) (UGD 7, 8, 9, 10, 11, 12, 21, 22); This campaign by South Seas Mining Ltd. comprised of underground muck and bulk samples (an excerpt from an article dated 1964 from a the Northern Miner journal states “Muck samples comprising a shovel full from every car of material taken from the drive are being coned and quartered and two assays run on each…” The same article also states “A crusher has been installed on surface and bulk sampling, in which every fourth car will be crushed and assayed will commence next week”) concurrently with face chip sampling. Later wall samples were taken by other samplers (Mitsui).

14a3 Northeast drift and workings (Northeast Zone (UGD 13, 14, 15, 16, 17, 18, 19, 20);

Joseph Eugene Leopold Lindinger, P.Geo	29
Resource Evaluation Report on the Getty South (Trojan) Copper Bearing Breccia Body

The 1966-8 underground program was completed by South Seas Mining Ltd. under the direction of Art Pentland, P.Eng with C.J. Coveney, P.Eng. as independent mining engineer. Pentland is quoted in GCNL Jan 13, 1967 “Each of the samples is a bulk sample taken from the cars as the round is being mucked out. This large sample is run through a crusher and quartered to bring it to a size that can be handled by the assay office.” Coveney, P.Eng. 1969, page 7 “The directors of South Seas Mining Ltd., in 1968, approved an exploration program that was designed to: (1) test the grade of the breccia by driving a drift across the center of the mass and bulk sampling all material….Approximately 4500 tons of material were passed through a crushing plant that has a capacity of eight (8) tons per hour. The material was split eight (8) times and the final sample was sent to Bethlehem Copper for assay. As each round was passed through the sampling plant, samples were taken every 15-20 minutes from the two conveyors belts and the first splitter. Ten (10) samples were taken from each of the conveyor belts and 10 from the splitter. Each group of 10 samples was combined, split and assayed. The assays for the 30 samples were then averaged and compared to the bulk… … On completion of the sampling program, channel samples were taken along the walls of mineralized sections for comparison.” Coveney also compares these results with jackleg sludge results taken in advance of the development. It appears only one jackleg hole per round per drift was sampled.

The author is left confused by the wording in these references of what is apparently a very thorough sampling program. By inference the “bulk” referred to is from the eight times split of run of mine material? (I.E. Muck samples from one shovel per car?). By inference the material that was put through the crushing plant was the “bulk sample” referred to in the Northern Miner article as “one car in four”.

Later references and comparisons (Coveney, P.Eng. 1969 page 8) are with the “bulk” sample with channel and jackleg sludge results. Coveney results showed that on average the “bulk” sample results averaged lower than the channel sample results for this development also, with his conclusion that “several channel samples should be taken for each round” to be more representative. From the underground plans (1967) it appears that only one side of each mineralized heading was (single) channel sampled.

The May 1967 South Seas Mining plan shows supposed “bulk” samples in the northeast drift and workings with the wall channel samples over a portion of the workings. However the plan shows copper results that are depicted as “bulk” what are plotted as face samples on the earlier1964 Trojan and Mitsui work in the east (No 2) drift. The face samples averaged considerably higher copper grades than the corresponding muck copper grades in these workings (these earlier muck sample results are not plotted on the 1974 South Seas plan) . The end result depicts much higher copper grades for the older development on the later plans using the new “bulk sample” grades than the original muck sample grades. It is this later plan that Gower and WGM have referenced in their resource calculations and digital work.

The fourth program (UGD 24) contains virtually no data with the exception of composite copper grades in headings UGD 21 AND 22.

14b
Drilling
Core Samples

Joseph Eugene Leopold Lindinger, P.Geo	30
Resource Evaluation Report on the Getty South (Trojan) Copper Bearing Breccia Body

It is assumed that the core samples from the 1957, 1962 and , 1964, 1968 and 1969-70 programs were split lengthwise with a mechanical splitter with one half retained and the remainder sent for analyses. Samples for the first three campaigns were analysed at the Bethlehem Copper mine’s assay laboratory, and in Vancouver at Coast Eldridge’s, and J.R. Williams’s analytical facilities. No analytical records have yet been found for the 1968 and 1969-70 drilling.

14b1 The 1996 core samples. All of the drill core from the 1996 drilling was split with a manual splitter with one half sent to Ecotech Analytical Laboratories Ltd. of Kamloops for total copper, oxide copper, and occasionally gold, molybdenum and silver analyses.

14c Sludge samples

Systematic sludge sampling programs were initiated concurrent with the 1960 and 1962 diamond drilling programs. Sludge samples were also taken for the first in the 1964 drilling program, probably for correlations with core copper assay results. Notes from the assay certificates are for hole D(62)-1 the “not all sludge samples recovered, cannot be used in calculations”. No logs have been located yet for the sludge results for holes D-3 to D-6. The sludge sample results for hole 64-01 have not yet been located.

14d 1973 Percussion Drilling:

The 1973 percussion drilling program on the West Zone was systematically sampled, as excerpted from H. Brodie Hicks, 1973. Page 2;

“The cuttings from each hole were sampled by a mechanical splitter which collected approximately one-eighth of the total cuttings. Each sample as representative of an even 10 foot section of drilling. Assaying was carried out by Bethlehem Copper Corporation.”

14e Surface Chip and Trench Sampling

The 1950 and 1960’s trenching programs were completed during and co-incident with other surface programs. Most analyses were completed at the nearby Bethlehem Mine assay laboratory.

The 1997 chip samples from the trenching program were presumably a continuous 10-15 cm wide by 1-5 cm thick by 2 meters or less long continuous channel paralleling one of the walls or in some position most favourable for objective and accurate sampling of the exposed material in the excavator trench. Rob Simpson P.Geo. with occasional assistance from Robin Whiteaker, GIT completed all of the sampling. Both completed manual and digitized assay and detailed geology maps are present in the Logan Lake library. These samples were sent to Ecotech Analytical Laboratories Ltd. of Kamloops for total copper, oxide copper and occasionally gold, molybdenum and silver analyses.

ITEM 15 SAMPLE PREPARATION, ANALYSES AND SECURITY

Joseph Eugene Leopold Lindinger, P.Geo	31
Resource Evaluation Report on the Getty South (Trojan) Copper Bearing Breccia Body

Samples from earlier exploration drilling programs at Getty South appear to have been analyzed by reputable independent analytical laboratories in accordance to accepted industry practices of the time. Much of the underground sampling, especially the material from the 1963 to 1968 programs was sent to the Bethlehem Mine assay laboratory (Pentland, P.Eng., 1967, Coveney, P.Eng. 1969). It appears the sample preparatory efforts made for to determine underground copper grades using muck and car bulk samples were at or above industry standards of the time. There is no record for the 1960 drilling programs of using an independent (for example Coast Eldridge) analytical laboratory for check assays. While acceptable at the time this practice of sending samples to a mine assay laboratory would not be satisfactory under current 43-101 guidelines.

The database contains records including assay records for DDH D6 (1962) and some of the underground drilling samples by some evaluators who sent these check and confirmation samples to Coast Eldridge and Williams analytical facilities in Vancouver.

The samples from the 1996 (diamond drilling and 1997 (trenching) exploration campaigns appear to have been taken with above average quality controls. Most samples were sent to Ecotech Analytical Laboratories of Kamloops for total copper, oxide copper, molybdenum, silver and gold.

ITEM 16 DATA VERIFICATION AND DISCUSSION

A thorough review of the information present at Getty Copper Inc.’s Logan Lake office revealed that numerous data entry errors in the many separate databases (both hard copy and digital) were present. Some earlier errors, thru time have been corrected by previous reviewers. Also thru time, what appeared to have started assumptions or opinions and, in at least one case, a significant interpretive error, became “fact” in later maps, sections, interpretations, conclusions and subsequent resource estimates.

Review of underground exploration. It appears that four separate major campaigns of underground development, and at least two more smaller ones within the West Zone and perhaps the East zone were completed between 1957 and 1973. The first campaign in 1957-58 was the sinking of the shaft and drifting into the West Zone. Data referred to included “Diamond drilling and underground plans from Trojan Consolidated Mines Ltd.

April 3, 1957, “Plan of 150’ Level” by Newmont March 1959, Assay Plan –Face samples” by South Seas Mining Ltd. Dec. 1963. “Compiled Assay Plan” by Mitsui, Oct. 11, 1964 and “Assay Plan-Bulk Samples” by South Seas Mining Ltd. May 1967.

The first two plans showed comparative copper assay results from muck samples (Trojan) and later wall sampling by Newmont in the “West Zone”.

The 1963 and 1964 plans show development due east across the breccia body. (UGD-07 or“No2 cross cut”) The 1964 Mitsui plan is especially informative because is compares earlier muck, and. face with later wall samples by Mitsui.

Mitsui geologists then using these mucks, faces and wall sample results and weighing them equally generated an “average grade” for all areas except the West Zone. These new calculated grade values were often considerably higher than the original muck samples for each round and averaged signifigantly higher for any one heading used in these calculations. Coveney, P.Eng. (GCNL Sept. 1967) opines that muck sampling may understate grade and that bulk sampling is the only reliable method to determine copper grade and using this sampling method “….material now

Joseph Eugene Leopold Lindinger, P.Geo	32
Resource Evaluation Report on the Getty South (Trojan) Copper Bearing Breccia Body

classified as waste or marginal, might become part of the ore reserve….”. However he provides no proof of this opinion.

Another observation was that east-west face or wall samples averaged higher than both mucks and north south face or wall samples. In UGD 7, 8 and 9

(heading labeling system developed by the author) east west face sample results averaged 0.386, 0.497 and 0.385% copper, muck sample results averaged 0.247, 0.384 and 0.336% copper, and north south chips sample results averaged 0.331, 0.196 and 0.217% copper from the same respective portions of headings. This information indicates that, and as observed on surface, and as inferred by Coveney, P.Eng. (1967 and 1969), that copper mineralization in many parts of the breccia body occurs within late stage in this case possibly east-west trending steeply dipping fractures. Elsewhere in strongly north striking faulted areas, north south face or wall samples return higher than both mucks and east west faces. Considering that the muck samples were from four, or two, or one shovel samples per car (one half to ton or about 0.2 to 0.4 cubic meter capacity), and “bulk samples” were derived from splits from “one car out of 4” it is the Author’s opinion that these provided a MUCH more representative sample from which to determine copper grades than any kind of wall, face, channel or drill hole sampling could provide.

  The May 1967 plan shows most of the present day underground development with the addition of the northeast drift (UGD-13 or No 3 drift) plus the development at the extreme northeast end of the North east zone. The plan has “bulk sample” assay results shown for all heading and wall samples results in the new development and the older workings. Coveney, P.Eng. 1967 page 7, states that the muck from the underground development from the No 3 or NE drift was crushed to at least (it is assumed) 1 inch minus, from which 30 splits were taken from every round, 10 from the two conveyors and 10 from the “first splitter”. Each group was combined, split and assayed. Assays from the three groups were compared to a previously taken “bulk sample” which is referred to but not described here. In addition wall channel samples were taken, again for comparison with the muck, bulk sample composite and jackleg sludge samples. The copper grades from this program had fairly good co-relation between muck, bulk and channel samples for the No 3 (NE) cross cut with the channel samples returned an average higher copper grade, and the jackleg sludge samples returned much lower average copper grades. As described above the (1964) face sample results from the No. 2 drift are plotted in 1967 as “bulk sample” results in the third phase of development. Also as discussed the face samples returned, on average, much higher grades than the corresponding muck samples.
  Coveney, P.Eng. 1969, and Northern Miner articles, among others, describe bulk samples as taking one in four cars of muck and passing it through a crushing and riffle splitting plant from which various samples and splits were taken. The splits were then recombined and the recombined sample sent for analyses. This reference may have been from the poorly documented fourth underground campaign (UGD
  24, 21, 22)
Review of historic drilling.

Joseph Eugene Leopold Lindinger, P.Geo	33
Resource Evaluation Report on the Getty South (Trojan) Copper Bearing Breccia Body

  Past core recoveries have been very poor, especially reportedly in the broken, oxidized, supposedly copper enriched structures leading Pentland, P.Eng, and Coveney 1969 among others to conclude that for the small diameter standard drilling used that drilling was an unreliable method to determine grade. Personal observations of the copper mineralization in a few surface locations indicates that it occurs in very late stage often open quartz lined voids and fractures that a) have a preferred east west elongation, b) are steeply dipping and c) are preferentially oxidized due to being open and to the poor chemical stability of chalcopyrite.
  The small diameter BX and AX drilling from the 1960 and 1962 programs were by standard methods. This means that the entire drill string was pulled to retrieve every run. In an effort to compensate for core loss, sludge samples were taken. Core loss was sometimes so high (57%) and sludge recovery was similarly poor (25%) that Art Pentland, P.Eng. developed a complex formula for what appears hole S-21 to S44) to infer a hopefully more representative grade in the drill hole. It appears that for a given interval, the weight of the entire mass of rock drilled was estimated. The copper grade of the sludge sample was then assumed to be the grade of the entire rock mass drilled, minus the copper grade times the weight of the core interval to come up with an “correlated” grade for the interval. These “correlated” grades are what South Seas Mining Ltd. up to and including Gower, and WGM have used to “infer” grade from the later portion of the 1960 drilling. For example in hole S22 interval 176 to 184 feet returned an 11 pound sludge sample grading 1.35% copper with a corresponding 1.17 pound core sample grading 0.35% copper from an estimated 26.88 lb of rock drilled. A “correlated” “assay” grading 1.31% copper was calculated and reported as the inferred grade for that interval. Earlier in the program for holes 1 to 10, it appears no averaging between sludge and core was used at all. For holes S-11 to S-20 it appears a more simple arithmetic averaging technique was used. These holes, an interval of 10 feet returning 0.08% copper in 1.5 pounds of core with a corresponding 7 pounds of sludge assaying 1.2% copper was reported to have a grade of 1.0% copper. These different averaging methods do not appear to have been previously recognized as no other references to this data has been found in later reports.
  Several accumulated collar location errors from the earliest plans to a 1967 plan by South Seas Mining that had at least one drill hole (S-40) plotted north from its true location by nearly 100 meters. This error was incorporated into Gower’s 1992 evaluation. The 1967 South Seas plan especially, had several holes plotted differently from earlier plans. Again many of these were incorporated in to Gower’s 1992 plan. Gower’s plan also had hole 23 misplotted showing the hole as covering much less lateral (westerly distance than it really did. WGM ‘s preliminary AutoCAD plans appear to have made many collar location corrections, however numerous dip errors were present in their plots. However due to errors in rotation from True North to UTM north all had at least a 1.5 degree error in strike and several had nearly a 5 degree error in strike compared to both the South Seas and Gower’s plans and especially Allen’s 1957 table of collar locations, hole bearings and dips. It is Allen’s table that was incorporated into the current digital database using hole S 14 near the center of the program as the origin.

 A brief review of the 1962 diamond drilling:

Joseph Eugene Leopold Lindinger, P.Geo	34
Resource Evaluation Report on the Getty South (Trojan) Copper Bearing Breccia Body

The records for the mostly vertical 1962 drilling program are sketchy and records suggest that similar recovery difficulties were present. As reported earlier core recoveries were 61% and sludge recoveries were 49%, signifigantly better than the 1960 program, but still not very good.

A brief review of the 1964 Mitsui diamond drilling:

The 1964 drilling program was drilled with BQ reducing to AQ wireline tools. The holes reportedly had about 70% recovery (90% recovery for hole 64-01), and all holes were drilled vertically. Hole 64-01 was encircled by 5 drill holes within 100 to 150 feet. The remainder, were drilled on a rough 300 foot east west pattern. With the exception of hole 64-01, most holes returned “poor overall grades with usually small to medium length (5 to 150 feet) sporadic high and medium grade copper intervals”. A moderate amount of summarized geological information was also recorded on many sections. With the exception of hole 64-01 no sludge samples were taken from this program. The Author found the existing database, although partially missing to be very valuable for providing assay and geological information to augment both the earlier and later data.

Brief review of the 1969-70 Mokta underground drilling:

This was a very extensive program to test by usually horizontal drilling for extensions of mineralized zones encountered in the drifting within and outside of the Breccia zone. Very detailed graphic logs and recovery records are available for this work. As with other drilling programs on the property core recoveries in the vicinity of mineralization was poorer than in assumedly, unmineralized sections.

Review of 1996 drilling:

The 1996 Getty south drill program was drilled with large diameter (HQ and NQ) wireline tools to produce core that hopefully gave better recoveries than from the historic programs where BQ, AQ, BX, AX and EX core was produced.

To a large extant this method appeared successful, although, in the deeply oxidized often mineralized faults, some core loss was usually noted and some inferred loss of copper occurred. However, in reviewing the recovery logs, many instances of reportedly lost core have been reinterpreted as at least in part blocking errors not recorded in the produced recovery graphs. Thus, for instance, a blocking error with a supposed 20% core loss has next to it an interval with 115% recovery. These over 100% intervals have not been recorded in the recovery graphs. Therefore recovery overall was apparently very good, with an average recovery based on recovery logs at 97.5%. Visual estimates by the Author concur with this recovery percentage although much of the loss occurred in Holes GS-96-04, 07 and 08, outside of the breccia.

Although acid dip tests were taken sporadically during this program, no down hole compass readings were taken for this (or any previous) program; therefore subsequent interpreters have to assume that the hole bearings were as recorded, and that the hole bearings did not deviate signifigantly downhole. The 1996 drilling database had several problems with it as observed in WGM’s plans dated December, 1996. Most, if not all holes were not plotted in the true location probably due to poorly derived GPS readings. Although there is

Joseph Eugene Leopold Lindinger, P.Geo	35
Resource Evaluation Report on the Getty South (Trojan) Copper Bearing Breccia Body

  current evidence that the hole collars were surveyed, no survey database has been located, other than a final spread sheet produced late in 1997 containing detailed and corrected collar information. These location errors appear to have been corrected by the time of the 1997 trenching program. Independent GPS reading by the author produced close to very close locations as recorded in the latest drill logs. No sludge samples were taken, even in mineralized areas of some core loss. About this time, the grid co-ordinates and orientation of the project changed from Imperial due north to metric UTM north (1O 44”(1.73O )) degrees east of true north. Thus a historic bearing of 90 degrees is a UTM north bearing of 88.27 degrees. This conversion and rotation appears to have caused confusion by several operators and interpreters during 1996 and later. These errors will be detailed in the later appropriate section in this report. Several geologists were responsible for logging the core. It appears that an “average” to excellent effort was made to record but little effort made to correlate geological information. This is quite likely due in part to the low average copper grades returned by the drilling. During logging however, little effort was made to record systematically in tabular form, percentage metal, styles and strengths of alteration and systematic structural information even though the logging forms have columns provided for documenting this data. In the Author’s opinion, much more information could have been entered into these log forms.
  Examination by the Author has revealed that tourmaline is an extremely important mineral and that, as Klemens has concluded, the Getty South can be classified as at least in a large part, a tourmaline breccia.
  Review of the 1997 trenching: The 1997 trenching program results appear to have been plotted close, as appears on Werner Klemens plans. However trench 97-12 appears to be plotted about 10 meters further north than as measured by the Author. A separate partial survey by Coster and Singer in September 1997 largely confirms both Klemens and the Author’s checkup GPS surveys.
  Klemens’s maps and Rob Simpson’s geological and sample plans appear to be of very good quality and completeness.
  One inadvertent oversampling of part of Trench 97-11 where four 2 meter samples from 56 to 64 meters returned very different copper assays.

TABLE 2 - TRENCH 97-11 OVERSAMPLE STUDY

FROM	TO	SEQ. 1	SEQ. 2
Meters	meters % copper		%copper
56	58	0.31	0.19
58	60	0.63	0.21
60	62	0.47	0.18
62	64	0.37	0.21

AVERAGE		0.445	0.198

  As detailed above, one set of samples returned over twice, and in one case nearly 3 times the copper results of the second set, leading to the conclusion that significant difficulties may be present in obtaining accurate copper assays from this method of sampling.

Joseph Eugene Leopold Lindinger, P.Geo	36
Resource Evaluation Report on the Getty South (Trojan) Copper Bearing Breccia Body

  Where resampling of historic trenches was completed, the 1997 results averaged signifigantly less than earlier programs.

Review of Werner Klemens AutoCad derived plans and sections:

  A notable error is present in Klemens plans and cross sections. On his plan the trace of the beginning of underground workings at the shaft is approximately 11 meters east of its true location. Additionally, the workings are rotated about 3 degrees right of their true orientation. These errors resulted in an up to 30 meters southeast directed lateral error in the east end of the underground workings. Also as this plan is oriented at UTM north the 1996 drill holes are plotted 1.73 degrees to the right of their true bearing. Also Trench 97- 12 appears to be plotted about 15 meters to far north based on GPS and tape measurements taken by the Author.
ITEM 17
ADJACENT PROPERTIES

The Getty Copper Property has the producing Highland Valley Copper (HVC) mine claims and mining leases directly south and adjoining its claims. The HVC operation includes the past producing Bethlehem mine, dormant Highmont mine and producing Valley and Lornex mines. The HVC operation is the largest operating mine in a tonnes per day ore and waste moved in Canada.

ITEM 18 MINERAL PROCESSING AND METALLURGICAL TESTING

Coveney, P.Eng. 1967 Page 7, reports a 345 pound bulk sample was sent to the Federal Department of Mines and Technical Surveys in Ottawa, where a flotation recovery of 91.4% could be obtained with the addition of sodium sulphide to sulphidize the oxidized “ore” prior to flotation concentration. The laboratory also recommended leaching of the oxide material as possibly a more cost effective treatment.

Britton Research Limited was contracted by South Seas Mining Limited in 1968, to conduct metallurgical test on sulphide copper mineralization, presumably from the West Zone underground development. Results were very favourable with test results recovering 98% copper from a grind of 65% passing 200 mesh using conventional flotation methodologies to produce a “high grade concentrate, assaying 47% copper by two stage cleaning of the rougher concentrate”. Britton concluded that at least 95% recovery could be achieved on a full scale mill using similar feed. Since that 1968 test it appears that metallurgical testing on Getty South mineralization is largely confined to preliminary determinations of percent oxide copper versus total copper assays in the 1996 drilling and 1997 trenching programs.

In late August 2005 a 40 kilogram sample of mineralized material from the Northeast Oxide Zone was delivered to SGS Lakefield Laboratories in Ontario for copper recovery and beneficiation testing using INNOVAT technology. Assuming positive results, larger samples will be sent in the near future.

ITEM 19 MINERAL RESOURCES AND MINERAL RESERVE ESTIMATES

Much geological evidence indicates that the Getty South deposit is actually comprised of several possibly subparrallel separate and occasionally coalescing usually north to north north east trending, subvertical to steeply west or east dipping, subvertical to steeply south raking fault

Joseph Eugene Leopold Lindinger, P.Geo	37
Resource Evaluation Report on the Getty South (Trojan) Copper Bearing Breccia Body

controlled medium to high grade copper bearing usually heterolithic tourmaline stockwork-breccia zones concentrated along the west, northern and east edges of and locally within a larger monolithic Guichon fragment (600 by 400 m) tourmaline stockwork and breccia body.

Additionally smaller northerly striking, steeply dipping structurally controlled copper mineralized zones with or without accompanying tourmaline stockwork occur deep within and outside of the boundaries of the of the breccia body.

Compared to the nearby Getty North deposit, the Getty South deposit differs in the following ways.

  The Getty North is relatively evenly mineralized with very fine grained copper
  (chalcopyrite and bornite) mineralization in potassically and argillically altered fractures. Grade estimation is reported to be relatively easy and repeatable.
  The Getty South has vertically extensive medium to high grade very coarse to fine grained chalcopyrite occurring as late stage infillings in quartz and specular hematite lined voids, fractures and fault slips in at higher elevations a tourmaline stockwork-breccia host. The brittleness of the tourmaline and quartz can make the rock brittle, perhaps making small diameter diamond drill core recovery difficult although there is little evidence for mechanical core loss in this material in the 1996 drilling program. The coarse grained style of chalcopyrite mineralization may make grade estimation difficult by conventional early stage exploration methods (diamond drilling and trench chip sampling). The Getty South was initially explored by underground development. The copper grades derived from this development using various interpretations generally exceeds the copper grades of later drilling programs.
  Both the Getty South and Getty North appear to have northeast trending structures as important controls on the position of localized zones of mineralization. Both are similar in size.

ITEM 19.1 TESTS

The author undertook several tests to better understand and to document the success or lack thereof of the various exploration methods used to explore the Getty South mineral zone to derive realistic copper grades from which to generate a resource estimate.

  Weighted average of muck and bulk samples. The weighted (length of sample times grade) average of samples designated as mucks or, in newer headings, as “bulk” returned a grade of 0.523% copper in 1430.3 meters of drift. The weighted average for these headings within the breccia is 0.531% copper in 1406.3 meters of drift. The Author considers that these averages of the underground muck and bulk values are not valid because the headings they are derived from are concentrated in the high grade sections, and are therefore not representative of the bulk of the breccia zone.
  Weighted average of the pre 1964 diamond drill core copper assays. The weighted (length of sample times grade) average of the core copper grades from the pre 1964 surface core drilling and all underground drilling is 0.196% copper from about 2500 meters of a total 5535.0 meters of core. It should be noted that many lower grade sections from the 1960 drilling were not assayed, and that a large portion of the holes were drilled in the high grade West Zone area. Gower and others note that over 20,300 meters of core have been drilled on the Getty South, from which the Author estimates 15,000 meters are within the breccia.
  Therefore the core that was sampled represents only about 35% of the total meterage and usually the highest grade sections drilled. Records indicate that the core recovery was often extremely poor.

Joseph Eugene Leopold Lindinger, P.Geo	38
Resource Evaluation Report on the Getty South (Trojan) Copper Bearing Breccia Body

  Weighted average of the 1960 sludge copper assays. The weighted average of the sludge copper grades from the 1960 drilling is 0.349% copper from a recorded 4959.0 meters of core. Records indicate that the sludge recovery was poor (25%), and not all holes (i.e.
  “barren” holes) were sampled.
  Weighted average of copper assays from the 1964 drilling within the breccia. The weighted average of the copper grades within the drill holes or portions of the vertical 1964 drill holes within the breccia pipe is 0.132% copper from 4001.6 meters of core from 27 holes.
  The weighted average of the copper grades for all 1964 drill holes is 0.115% copper from 5181.7 meters of core. The weighted average of the copper grades for the drill holes or portions of the 1964 drill holes out of the breccia pipe is 0.049% copper from 1180.1 meters of core. Hole 64-01 was drilled down the highest grade portion of the West zone.
  Reportedly recoveries averaged 90% for hole 64-01 and 70% for the remainder of the program. Review of the drilling indicated that recoveries were locally poor in both mineralized and apparently unmineralized sections.
  Weighted average of copper assays from the 1996 drilling within the breccia. The weighted average of the copper grades within the portions of the 11, 1996 drill holes wholly or partially within the breccia pipe is 0.115% copper from 1480.4 meters of core. This drilling program was designed to drill through most if not all of the best targets of the deposit. The weighted average for the 1755.9 meters of core outside of the known breccia is 0.041% copper. The weighted average grade for the entire drill program is 0.075% copper.
  Core recoveries reportedly were good including in many mineralized sections averaging 97.5%. Visual examination of areas of poor mineralized core recovery by the author revealed no significant or apparent preferential loss of chalcopyrite or other copper bearing minerals over the wall rock. In generating the average grades there was no separation here from areas mapped at 1568 elevation using muck copper grades as a guide averaging below a 0.25 or 0.1% copper cutoff.

One reason for the difference in grade between the 1996 and 1964 drilling is that hole 64-01 (0.49% copper over 262.9 meters) was drilled down the center of the West Zone.

From the available records the 1960 surface, 1957-58 underground and 1969 (underground) programs did not analyze all core.

ITEM 19.2 MINERAL ZONES

The zones as defined to date from all exploration and development programs are in order of known economic significance.

1.	The North East Oxide Zone is a horizontal tabular north closed horseshoe shaped, up to 200 meters north-south by up to 150 meters east west remnant supergene enriched copper oxide blanket of unknown but less than 20 meters thickness. The zone is eroded off on its east, west and southern extents. It is also unknown how thick the original blanket was.

Approximately 70% of upper portions of this zone is reported to be oxide copper. This zone continues in at depth into the very poorly explored North East (sulphide) Zone.

2.	The West (Trojan or Shaft) Zone, a subvertical pipe like body at least 300 meters deep and up to 60 meters north south and 40 meters east west. This upper portions of this zone has been extensively explored with numerous resource calculations made. Manning 1969, calculated from surface to a depth of 340 feet (103.6) meters 256,000 tonnes grading 1.78% copper, which he later retracted due to the results of a later percussion drill program

Joseph Eugene Leopold Lindinger, P.Geo	39
Resource Evaluation Report on the Getty South (Trojan) Copper Bearing Breccia Body

completed in 1973 by Cannon-Hicks which downgraded that resource to 170,000 tons grading 1.56% copper, primarily due to the discovery of a barren cap covering most of the first 20 feet (6 meters) of the shoot. Manning, again in 1969 inferred based on the results in part of hole 64-1 to a dept of 637.5 feet an additional 224,442 tons grading 1.78 % copper. Gower expanded this inferred resource in his “Block D” to 1.564,000 tonnes grading 1.56% copper to a depth of 184 meters (597 feet), thereby re-including material as mineralized that Stark referring Cannon-Hicks, and the 1964 Mitsui drill results indicated as low grade or barren. At depth this zone is split into at least two roots, one rake very steeply to the south south west and the other to the south southeast. The south east “root” merges at depth with a more centrally located north trending mineralized “structure”.

3.	The Southeast Zone where drill hole 96-001 intersected 18 meters grading 1.5% copper underlying sporadic, but high grade surface copper mineralization in trenches TR97-06, 07, and 13, is a moderate grade copper mineralized zone partially defined from the underground workings and in upper portions of historic drill holes S-1 and S-22. This zone also has smaller subzones to the north, south and appears to extend to at least 300 meters deep as a sub vertically but slightly southeast plunging composite shoot where the deepest portions of drill hole 96-03 intersected similar tourmaline-specularite mineralization.

4.	The East Zone where surface, underground and diamond drilling indicate a medium grade structurally complex moderate sized north trending zone near the east breccia contact. The west portions of this zone appear to be vertically extensive, east dipping, and possibly raking to the south.

5.	The North East sulphide zone underlies to the west and south portions of the Northeast Oxide zone and rakes to the south southeast where roots of the zone are interpreted to plunge to at least 300 meters depth in the east central areas of the breccia. Two small high grade moderately southwest plunging shoots mineralized shoots are defined on the 1568 level.

6.	The east and highest grade portion of the Northeast Oxide Zone is interpreted to be rooted into a shallowly south southeast plunging high grade shoot that can be interpreted to continue to at least 250 meters in depth.

7.	Several deep narrow north trending subvertical zones lie within the south central part of the breccia. This zone may outcrop sporadically as seen in trenches 4 and 1. Up rake extensions of this zone may form the parts of the NE sulphide zone. It should be noted that large section of UGD-07 grading 0.85% copper has been disproven as valid as these and most of the earlier resource estimates are derived from an unrealistic averaging of muck, face and chip sample results.

8.	Smaller zones occupying at various depths north trending subvertical “shoots” that often strike into the larger zones.

9.	Smaller zones east and west of the main breccia body also occur. These are the West Shear and East Fault zones.

The copper mineralization in each shoot appears to be “braided” in a north to northeast trending and usually very steeply dipping and south raking form with semi discontinuous high grade zones interlinked with and surrounding the lower grade zones.

ITEM 19.3 RESOURCE CALCULATIONS

The best explored area for the entire breccia is the underground development “150 level” at the 1568 meters elevation. From this development muck samples, bulk samples, face samples and

Joseph Eugene Leopold Lindinger, P.Geo	40
Resource Evaluation Report on the Getty South (Trojan) Copper Bearing Breccia Body

often several generations of wall samples provide a good record of the various and often quite variable copper grades that can be derived using these sample methods from the same volume of rock. About 30% of the development was geologically mapped providing very useful information. This development was used for at least three diamond drilling campaigns providing, in combination with copper assay and geological information the surface drill holes penetrating that elevation, a good platform from which to try to derive a resource. After consideration of the quality and quantity of the available data the author determined that using interpreted areas of grade using the muck and bulk sample results from the underground development at 1568 meters augmented by evidence from the diamond drilling on that level, and on surface, the 1997 trenching results appeared to be the most accurate method of generating grade blocks. The data was generated from measuring areas of grade from the AutoCAD “area” function from the interpreted plans “1568 elevation” and at depth at “1425 elevation”. Although the Author has some reservations concerning the legitimacy of the muck and bulk sample copper results, in particular low grade copper results where later drilling indicates barren rock, he used them at face value for this exercise.

The area information was entered into Excel and weighted grades were produced to eventually generate a resource calculation. Please refer to TABLE 3 – 2005 GETTY SOUTH RESOURCE and Table 4 -NORTHEAST OXIDE RESOURCE SUMMARY for details.

Sulphide Resource

Comparing the underground and surface information the breccia zone is widening slightly to surface. It is inferred that the overall grade remains similar with the diminishing grades of the West zone being replaced by the increasing grades of the East zones and finally the shallow Northeast sulphide and oxide zones. The average surface elevation (not including the north east oxide zone over 1635 elevation is about 1630 meters or 63 meters above the average elevation of the underground workings. Below the underground development there is little evidence that grade or size decreases for another 50 meters. Below 150 meters depth, the 1960, 1964 and 1996 drilling indicate that significant mineralization occurs in both breccia and probably north trending faults (feeding? the tourmaline and locally specular hematite stockwork-breccia hosted copper mineralization higher up), especially in the southern parts of and near the breccia. Using primarily evidence from the underground muck and bulk samples, with additional information provided by drilling the Getty South has to an elevation of 1635 meters 30.2 million tonnes grading 0.313% copper at a 0.1% copper cutoff. At a 0.25% copper cutoff 8.0 million tonnes grading 0.58% copper are calculated. Drilling evidence indicates that mineralization although apparently decreasing continues to at least 300 meters depth. Below 1525 elevation and to 1325 meters elevation using the interpreted mineralization at the 1425 elevation an additional 43.0 million tonnes grading 0.267% copper are inferred. At a 0.25% copper cutoff this deep mineralization in inferred to be 14.6 million tonnes grading 0.446% copper. Using a 0.1% copper cutoff the entire breccia contains an inferred 73.2 million tonnes grading 0.286% copper. With a 0.25% copper cutoff the main Getty South subsurface resource contains 22.6 million tonnes grading 0.446% copper.

Northeast Oxide Resource.

A inferred resource of 640,677 tonnes grading 0.64% total copper from the surface to 1635 elevation that the author believes has a majority of oxide copper over sulphide copper has been calculated. Although grade appears continuous no sampling has been completed between these sub parallel trenches to bring this resource into the indicated

Joseph Eugene Leopold Lindinger, P.Geo	41
Resource Evaluation Report on the Getty South (Trojan) Copper Bearing Breccia Body

category, and the details of the sampling procedures by Rob Simpson, P.Geo. have not been documented. The Author is of the opinion however that all reasonable efforts have been taken to obtain objective samples at the time, however as shown in an inadvertent oversampling in trench 97-11, significant differences in grade can occur. Adding the 640,700 tonnes grading 0.64% for the North East Oxide Copper Zone, the incremental mineralization of the east fault and west shear zones a total, inferred resource for the Getty South is 73,800,000 tonnes grading 0.29% copper at a 0.1% copper cutoff.

Additional resources.

West Shear Hosted Zone. Drill hole 96-07 intersected 0.93% copper over a drilled width of 6 meters (estimated true width 4 meters). Assuming a 50 meter north-south and vertical area of influence for this intersection, an additional 28000 tonnes grading 0.93% copper (30,000 tonnes 0.85%) . This mineralization coincides with a small IP anomaly.

East Fault; Drill hole GS96-12 intersected a narrow inferred northeast striking mineralized and brecciated fault zone at depth to the east of the breccia. Here 100,000 tonnes grading 0.20% copper has been inferred.

Adding these incremental amounts to the greater resource produces a resource of 73,970,000 tonnes grading 0.289% copper at 0.1% copper cutoff. Using a 0.25% copper cutoff for all but the Northeast Oxide zone which remains at a 0.1% copper cutoff, an inferred resource of 23.3 million tonnes grading 0.45% copper is calculated.

ITEM 20 OTHER RELEVANT DATA AND INFORMATION

Undoubtedly much important information has been lost during the last 50 years of exploration on the Getty South, however the author is of the opinion that a sufficient amount is available for review to substantiate the conclusions reached in this report.

ITEM 21 INTERPRETATION AND CONCLUSIONS

The Getty South Breccia hosted copper deposits appear to have been formed by late hydrothermal fluids transporting sulphide copper mineralization up steep deep north and northeast trending structures and probably preferentially along the intersections of these structures with preferential deposition within these structures, and adjacent to and bracketing pebble dyke like early phreatomagmatic breccias that were over printed by later tourmaline and specularite stockworks, breccias and veins. The fault associated mineralization at depth is usually accompanied by strong to intense sericite and clay alteration and at higher elevations preceded by tourmaline and locally specular hematite stockwork-breccia. The tourmaline mineralization left many inter fragment voids and as well as made the host rock brittle. Slightly later tectonic and hydrothermal activity transported the hematite, then quartz, then chalcopyrite mineralization which preferentially deposited in the open voids in the pre-existing tourmaline stockworks and breccias. Latest stage carbonate veining occurs throughout the zones.

The heat source was probably by later bodies of multiepisodic intermediate and felsic dykes seen in the Getty South breccias as green altered to brown intermediate (andesitic) feldspar porphyry, a distinctive flowbanded vesicular rhyolite (these intrusives probably generated the high fluid pressures to create the initial phreatomagmatic breccia), followed by crowded plagioclase and hornblende biotite feldspar porphyry dyke and dykelet swarms that invaded the breccia body as

Joseph Eugene Leopold Lindinger, P.Geo	42
Resource Evaluation Report on the Getty South (Trojan) Copper Bearing Breccia Body

mostly north trending intrusive bodies. These grade vertically and to a limited extent horizontally into heterolithic (Mitsui’s mixed breccia) “pebble dyke” “intrusion” breccias.

Additional evidence from study of the interpreted level plans strongly suggest the (at least three) northeast faults displaced sections of the north trending mineralized shoots left laterally. These observation are important for future exploration and mining scenarios.

The upper portions of the Northeast Sulphide Zone have been partially replaced and possibly enriched by copper hydroxides, native copper, and copper rich sulphides in what has been interpreted to be a supergene enriched blanket covering the northeast part of the breccia pipe (North East Oxide Zone). This zone has not been explored at depth directly below the zone with the exception of drill holes 96-12, S-25, 34 and 40 which undercut its northern and southern portions. DDH 96-12 did not intersect any mineralization vertically below the oxide cap inferring that the zone may rake to the west and/or south and/or does not occur in the vicinity of the hole. Hole S-25 was only intermittently sludge sampled and returned low grade but weakly anomalous copper. Hole S-34 was not core sampled and returned anomalous sludge samples ranging from 0.1 to 0.22% copper. Hole S-40 returned in drill core from 48.2 to 58.8 meters 1.03% copper over a drill width of 10.6 meters and an estimated true width of 7.5 meters. This is directly below the east end of Trench 97-11 and some 25 meters west and 40 meters below the supergene zone in Trench 97-11.

The best copper mineralization within the Getty South prospect is actually comprised of several separate and interconnecting medium to high grade north-northeast trending steeply west and east dipping to vertical heterolithic intrusive clast tourmaline and specular hematite matrix stockwork- breccia shoots that may be controlled by intersecting east striking and north dipping conjugate structures as discussed by Klemens in his report. These high grade shoots may or may not be interlinked by these structures and the mineralized northeast structures may form an en echelon set in plan and east west section and possibly in north south section. The net result is that the base of copper mineralization may tend to increase with depth to the south. Each shoot may have a limited extent vertically of 50 to 200 meters. The secondary east-west fault and fracture set noted by Klemens may have some influence on the termination of dislocation of several of these shoots which may explain why a high grade shoot intersected in earlier drill holes or drift was not intersected by the 1996 drilling, and in at least one instance vice versa (Hole 96-001). The Author also noted, and here infers, that the long extents of mineralization intersected in west and north (and especially west northwest dipping holes) within the outlines of the fine grained often mineralized but friable specular hematite-tourmaline breccias in the Southeast Zone have been drilled subparrallel to and within the possible mineralized intersections of relatively narrow north and east structures. This might help to explain the notoriously low core recoveries and high grade sludge grades for holes drill in these orientations.

The weight averaged copper grade of reliably documented muck and “bulk samples” from the underground development within the breccia pipe is 0.418% total copper. The areas most developed are within the higher grade areas of the prospect with as little as possible development in lower grade areas. There is considerable documented discrepancies, or most likely overly brief descriptions of sample methodology leading to confusion as to what was being sampled, especially the “bulk samples”, which are documented as face samples from 1964 development to running one car in four through the test crushing and splitting plant in the 1967-68 development to muck samples that varied from one to four shovels per car in the various reports. The South Seas Mining Ltd., May 1967 underground “bulk sample” plan especially has labeled as bulk samples what in earlier development headings are documented as “face samples”. These face samples average considerably higher in overall grade than the combined “muck” samples from the same program. It

Joseph Eugene Leopold Lindinger, P.Geo	43
Resource Evaluation Report on the Getty South (Trojan) Copper Bearing Breccia Body

is this plan that Gower, WGM, Preto and Perry, among others refer to establishing a grade for the underground development.

The weight averaged copper grade within the breccia pipe for the 1996 drill holes is 0.116% total copper, however some small but unknown amount of copper was lost. As discussed earlier the grades for the earlier core and sludge drilling lies in between these numbers, however the copper assays from the 1960 and 1969 core drilling was primarily from the higher grade mineralized areas with no assays from “barren zones”.

The very poor sludge recoveries make them unreliable for any estimation of copper grade. The Author also believes that the coarse copper mineralization was concentrated in the sludge samples over finer grained rock and clay particle which would have floated off, or have been sieved out.. The method finally chosen for a resource calculation was using measured interpreted areas of grade from the attached interpreted 1568 (or 1575) and 1425 elevation plans. This calculation (see attached TABLE 1, used areas of grade of greater than 4%, 2 to 3.99%, 1 to 1.99%, 0.5 to 0.99%, 0.25 -0.49% and 0.1 to 0.24% copper, from the muck and bulk sample assays from underground development on the 1568 elevation ,and core copper assay drilling results from 1563 to 1587 elevation. This resource calculation method returned, from an elevation of 1525 meters to 1635 meters an inferred resource of 30.2 million tonnes grading 0.313% copper at a 0.1% copper cutoff. At a 0.25% copper cutoff an inferred resource of 8.0 million tonnes grading 0.58% copper has been calculated. Drilling evidence indicates that steadily declining areas of mineralization continue to at least a 300 meters depth. Below 1525 elevation and to 1325 meters elevation using the interpreted mineralization at the 1425 elevation an additional 43.0 million tonnes grading 0.267% copper are inferred. At a 0.25% copper cutoff this deep mineralization in inferred to contain 14.6 million tonnes grading 0.446% copper. Using a 0.1% copper cutoff the entire breccia contains an inferred 73.2 million tonnes grading 0.286% copper. With a 0.25% copper cutoff the main Getty South subsurface resource contains 22.6 million tonnes grading 0.446% copper.

Adding the 640,700 tonnes grading 0.64% for the oxide copper a total, inferred resource for the Getty South is at 0.1% cutoff is 73.5 million tonnes grading 0.29 copper.

Additional resources.

West Shear hosted zone. Drill hole 96-07 intersected 0.93% copper over a drilled width of 6 meters (estimated true width 4 meters), Assuming a 50 meter north-south and vertical area of influence for this intersection, an additional 30,000 tonnes grading 0.85% copper. There is an excellent chance for additional mineralization to be discovered here.

The Northeast fault zone is inferred to have an additional 100,000 tonnes grading 0.2% copper.

Adding these amounts to the greater resource results in an inferred resource of 73.67 million tonnes grading 0.288% copper at 0.1% copper cutoff. Using a 0.25% copper cutoff for all but the Northeast Oxide zone which remains at a 0.1% copper cutoff an inferred resource of 22.8 million tonnes grading 0.45% copper is calculated.

The Author has relied on his interpretation of the area of influence of the historic underground muck and bulk copper results from 1957 to about 1970 sampling programs as the foundation for this resource. The samples were analyzed primarily at the Bethlehem Mine assay laboratory. The author also used the very incomplete geological information available from drilling and trenching to generate the interpreted grade areas used in the resource. Uncertainties exist as to the actual

Joseph Eugene Leopold Lindinger, P.Geo	44
Resource Evaluation Report on the Getty South (Trojan) Copper Bearing Breccia Body

areas of grade and their orientation, however based on the available evidence theses grade areas are “realistic” in size and form. However the Author cannot ignore the fact that the more detailed and higher quality drilling programs produced the lowest indications of size and grade of copper mineralization at the Getty South deposits, in particular areas of low grade copper. Given the coarsely disseminated and fracture associated nature of the chalcopyrite copper mineralization there may be a statistical reason for part of this discrepancy.

ITEM 22
RECOMMENDATIONS

The following recommendations to increase confidence and hopefully expand the copper resource at Getty South. The Author has not reviewed in any detail exploration data signifigantly removed from the Getty South deposit, there for the following recommendations made are confined largely to the known mineralization at the Getty south.

22(a) Underground workings.

There appears to be at least in some areas of the breccia, and, as seen by the Author, on surface that small zones of semi massive to massive copper mineralization appear to occupy steeply dipping or subvertical east west “veins, lenses and dilations fillings, possibly in third or fourth order tensional structures related to the regional north north west-south south east dextral strike slip structural regime during the intrusion of the dyke swarms and formation of the associated phreatomagmatic breccia bodies and later tourmaline stockwork-breccia, later specularite stockwork breccia and still later copper mineralization at Getty South. Klemens (page 20) also mentions a dominant and secondary east southeast fracture orientation during his structural observations. The high grade surface trenching of the North East Zone also is approximately east west striking as was the 1996 and much of the earlier drilling.

If there is a preferred east west small scale orientation to the coarse grained erratically distributed copper mineralization at Getty south then future exploration should take these preliminary observations into account.

The best and most cost effective method to increase understanding of these deposits at depth is to re access the underground workings. The available geological plans of the underground workings cover less than 30% of the headings. The underground workings should be dewatered and made accessable either by rehabilitating the shaft, or by driving a decline from a lower point in the deep gullies both east and west of the breccia. Rehabilitating the shaft for access would involve building or rebuilding an access ladderway, with mining code staging and would include establishing ventilation. Re-accessing the workings via the shaft could be completed for less than 100,000 dollars.

Accessing the east side workings would be a fairly easy task as the east side gully south of the workings and hole S-24 is about 29 meters above the workings at this point. A 195 meter decline would access the east workings. One advantage is that most of the decline could be designed to access the mineralized east part of the breccia pipe south near hole S-24 and north towards the workings under Hole 96-01. The drive would cost an estimated $370,000 at a mining cost of $2000.00 per meter. A possible problem here is that the specular hematite breccias that characterize the economically attractive Southeast Zone may be structurally too weak to host for an access decline. A problem is that the existing workings are designed to drain to the west.

West side access. The advantage here is that accessing the west portion of the workings would make drainage of the workings much easier. Accessing from the deep gully southwest of the shaft to create self draining access would be over 300 meters long, also the rock in this area is reportedly

Joseph Eugene Leopold Lindinger, P.Geo	45
Resource Evaluation Report on the Getty South (Trojan) Copper Bearing Breccia Body

high sheared and it is unknown how difficult it would be to drive through this material. A second option is a 190 meter decline driven from near drill hole 96-04 at a minus 15% grade would intersect the drift near the shaft.. This location is immediately beside the Krain road providing very easy access for supplies and disposal of waste rock. The decline could also be designed to explore for the underexplored southwest side of the breccia pipe between hole GS-96-04 and the shaft. The drive would cost an estimated $360,000 at a mining cost of $2000.00 per meter. Once accessable, the workings should be mapped in detail as no geological plans exist for over 70% of the workings. Reasons should be investigated why in some parts of the deposit east-west chip samples are much higher than north south chips and mucks. It should also be investigated why, in some areas north south wall samples report lower copper grades than both muck and east west chip samples in other words determine if there exists a preferred orientation for copper mineralization.

Also a crosscut thru the center of the breccia, (UGD 24) has apparently not been not mapped or sampled (or most likely sample records lost) . Both should be done as the large portion of the east zone is penetrated by the drift. As most of the underground development was completed prior to 1970, AND the copper analyses from the underground work were completed in a mine assay laboratory, AND with the apparent difficulties in reconciling underground samples from the various drilling copper grades, a strategic wall slashing program should be completed to compare the copper grades with the historic grades and the most recent drilling. This program would definitely require the construction of a decline.

22(b) Northeast Oxide Zone Exploration and Development

To bring the near surface high grade oxide copper resource into the indicated and measured category the entire area should be stripped of overburden. The stripped area can then be sampled by; reverse circulation drilling, and or large diameter diamond drilling with holes oriented south east and dipping at -45 to -60 degrees. After careful mapping of the exposed mineral zone a channel sampling program that is oriented to best reflect the mineralized trends should be completed. If that is impossible then a omnidirectional panel sampling program should be completed with a followup onmidirectional test pit or blast hole percussion drill program to test the dept of the supergene enriched zone. Due to the requirement to case diamond drill holes it is required that if diamond drilling is completed, some method of establishing a “drill equivalent” or better confidence in the important near surface resource here be implemented and completed.

22c Drill Testing the Remainder of the Getty South.

The primary copper mineralization in the Getty South appears to be associated and proximal to, and bracketed by north northeasterly structures and possibly east striking structures and fractures and may be preferably concentrated as high grade “blowouts” at the intersections of these structures as they intersect earlier emplaced porous tourmaline and quartz lined voids in pebble dyke like phreatomagmatic breccias. As mentioned previously there may be a preferred fine scale nearly east west fracture set that in the central and eastern parts of the larger breccia zone be preferentially mineralized with chalcopyrite and later copper mineralization (also as noted by Klemens). Future penetrative exploration programs must try to accommodate for these assumed preferred orientations of copper mineralization. Currently most drilling within the breccia body has been vertical, east west or north south. The deep angled holes were usually drilled from east to west, and from south to north, with shorter holes in the opposite bearing. Based on the information to date, but that as yet has to be confirmed by underground studies the Author recommends that future drill testing especially, in the east and central parts of the breccia body be oriented at a bearing of

Joseph Eugene Leopold Lindinger, P.Geo	46
Resource Evaluation Report on the Getty South (Trojan) Copper Bearing Breccia Body

135 degrees with holes drilled between 40 and 70 degree dip (to the southeast). To depths of 300 meters reverse circulation drilling would provide a reasonably cost effective method of determining the Getty South resource. Drill spacing should not exceed 20 meters and be drilled as a north east bearing fences with a fence spacing of 15 to 20 meters.

This Author recommends that all future diamond, reverse circulation and percussion hole be surveyed with a transit, while the drill in on site to get a collar and with an accurate measurement of the 3 to 5 meter of the drill stem out of the hole to obtain a very accurate bearing and dip at the collar. If possible down hole bearing and dip tests are recommended. If coring is completed high quality digital images should be taken of all of the core.

22d Other targets

22d1 West Shear Zone. The moderate grade zone intersected in hole 96-07 requires additional testing and currently has a small inferred resource based on this one intersection. It is possible that a much larger resource may be present here at depth

22e Other programs. The Getty South and the surrounding area have not been structurally mapped using new concepts, models, and ideas on the location and genesis of porphyry copper deposits elsewhere. Models such as the fault jog offset model have not been applied to the Authors knowledge to the Getty Properties and not publicly to the Highland Valley deposits. Scopos theorizes that the Getty North and Getty South may be truncated portions of the same deposit. However contrary to his theory the Getty north appears to this Author to be a deeper style of mineralization than the Getty south. Also the chalcopyrite mineralization at Getty North is very fine grained whereas the Getty south mineralization is very coarse grained, especially for Highland Valley deposits. The economic implication could be significant as coarse chalcopyrite would require quite different milling parameters than fine grained mineralization.

Specular hematite has market possibilities in the pigment market. The nearby Craigmont Tailings operation is undergoing test to determine the marketability of the contained specular hematite in the already mined tailings. The South east zone may contain a significant specular hematite resource.

     22f Survey. Prior any additional exploration to begin the entire Getty South copper area should be transit of differential GPS surveyed, with monuments placed a many strategically located areas. Getty Copper Inc. should acquire a transit to ensure a proper and suitably accurate survey tool is on site.

     22g Databases. With the possible exception of the Getty North deposit all databases are digitally incomplete, including the Getty South database. The existing database in Greystone Engineering’s possession is incomplete and especially requires geological code to be inputted. Additionally numerous corrections have been made by the author since the first draft of plans and sections have been plotted.

     22h A whole rock analyses should be completed for the Trojan Rhyolite and other rocks to determine its genetic relationship to other (Bethsaida) intrusive phases in the Highland Valley.

	Joseph Eugene Leopold Lindinger, P.Geo	47
Resource Evaluation Report on the Getty South (Trojan) Copper Bearing Breccia Body
ITEM 23	REFERENCES
Barr, 1958:	Summary of Mining Prospect, Trojan Property, Northwestern Explorations, Limited.
18 pages
Alfred R. Allen, 1963: The Trojan Property of South Seas Mining Ltd. 22 pages.

Britton, 1969: Metallurgical tests on a sample of copper ore from the Trojan Property submitted by South Seas Mining Ltd. Progress Report No.1, 23 pages plus attachments.

Coveney, P.Eng.: September 18, 1967 “Consultant report on the South Seas Trojan Property Highland Valley” GCNL NO.181(1967)(page three)

Coveney, P.Eng., C.J. 1969: Report on 1968 Exploration Program on the Trojan Property for South Seas Mining Ltd. 11 pages plus attachments.

Hill, H and Stark L, 1957: Report on Trojan Consolidated Mines Ltd. October 15, 1957. 7 pages plus attachments.

Hill, H. and Stark, L. 1961: Report on Trojan consolidated Mines Ltd. July 7, 1961, 14 pages.

George Cross Newsletter: Various from 1960 to 1969.

Glanville, 2002: A Valuation And Fairness Opinion Regarding the Proposed issuance of 12 million shares of Getty Copper Corp. in Exchange for a 50% interest in Getty South and 100% interest in Each of Getty Central and Getty Southwest. 21 pages plus attachments.

Glanville, 2004: A Valuation the Interest of Robak Industries Ltd. In the Getty South Copper Deposit. 21 pages plus attachments.

Gower, S. 1992: Compilation report on the Getty South Property for John Lepinski. 25 pages plus attachments.

Livgaard, E. 1979. The Trojan Property. 14+ pages plus attachments

Longe and Bates, 1968: 1968 Guichon Batholith Report 83 pages plus attachments.

Manning, L.J. 1974: Report On The Trojan-South Seas Property For Oxbow Resources Ltd. 14 pages plus attachments.

McMillan, W.J., Feb, 2003: The Getty Copper Highland Valley Project Reports: A Technical Review, For Getty Copper Corporation, 31 pages.

Pan, G. 1995: Practical issues of geostatistical reserve estimation in the mining industry. Pages 31-37 in Canadian Institute of Mining and Metallurgy, September 1995.

Joseph Eugene Leopold Lindinger, P.Geo	48
Resource Evaluation Report on the Getty South (Trojan) Copper Bearing Breccia Body

Parliament, 1962: Report on South Seas Mining Ltd Trojan consolidated Option. 8 pages plus attachments.

Pentland, W.S.1965: Krain and Trojan Properties Highland Valley B.C. 4 pages.

Pentland, W.S. 1967: South Seas Mining Ltd. Trojan Mine, Highland Valley B.C. 8 pages.

Pentland, W.S., July 21, 1967: South Seas Mining Ltd. Puts Reserves At 17,000,000 Tons Averaging 0.75% . GCNL NO 144 (1967)(page four).

Pentland, W.S., January 13, 1967: South Seas Mining Ltd. New Drift in High Grade, Current Financing Outlined. GCNL NO 9 (1967).

Pentland, W.S., February 9, 1966: South Seas Mining Co. Ltd. Trenching locates widespread copper mineralization. GCNL NO 28 (1966).

Preto V.A., Perry, August 1997: Memorandum to John Lepinski; Re; Getty South Trenching and Drilling Program

Preto V.A., Perry, September 1997: Getty South Property Robak Option & Getty West-Transvaal Property (Globe Option). An Assessment Of Work Completed And Recommendations For Future Work.

Sharpstone, D.C., 1963: Summary Report, Trojan Mine, 12 pages.

Scopos, Michael J. 1996: Geology and Evaluation report of the Getty Copper Project. 20 pages plus attachments

Stewart, J.W. 1968: Exploration and Sampling Program as South Seas Property in Highland Valley. 4 pages.

Unknown 1964: Detailed assay results, plans and cross sections by Mitsui Mining Ltd. In Binder 73 Logan Lake mines office.

Watts, Griffis and McOuat, 1996: Report on the Highland Valley Porphyry Copper Property of Getty Copper Corp. 69 pages plus attachments.

Watts, Griffis and McOuat, 1997 (1): Summary of the 1996 Exploration Program on the Highland Valley Porphyry Copper Property on the Highland Valley Porphyry Copper Property of Getty Copper Corp. 16 pages plus attachments.

Watts, Griffis and McOuat, 1997(2): Getty Copper Corp.. Highland Valley Project Summary. 15 pages.

White, W.H. 1958. Report on the Geology and Economic possibilities of part of the property of Trojan Consolidated Mines Limited, at Highland Valley, B.C. 13 pages.

     Joseph Eugene Leopold Lindinger, P.Geo 49 Resource Evaluation Report on the Getty South (Trojan) Copper Bearing Breccia Body

ITEM 24 CERTIFICATE

To: TSX-Venture Exchange Suite 2700, 650 West Georgia Street Vancouver, BC, V6B 4N9

Certificate of Independent Qualified Person:

1. I, Joseph Eugene Leopold Lindinger, P.Geo. am a Professional Geoscientist operating a geoscience consulting practice based at 680 Dairy Road, Kamloops, British Columbia, V2B-8N5.

2. I am Registered Member in good standing as a Professional Geoscientist with the Association of

Professional Engineers and Geoscientists of the Province of British Columbia (1992).

3. I am a graduate of the University of the University of Waterloo, Ontario with a Bachelor of Sciences

(BSc) in Honours Earth Sciences, and have practiced my profession continuously since that time.

4. Since 1975, I have been involved in mineral exploration for gold, copper, zinc, lead and silver, and uranium, in British Columbia, Ontario, Labrador, Nunavut, Northwest Territory, Yukon Territory, Nevada (USA) and Mexico. Between 1983 and 1984 I was mine geologist at the Aurora open pit gold mine in Nevada. Between 1989 and 1991, I was senior mine to chief mine geologist at the Muddy Lake Gold Mine, northwestern British Columbia.

5. As a result of my education, professional experience and professional qualifications, I am a qualified person as defined in National Instrument 43-101 for the mineral deposits being explored for on the Getty South Property.

6. I, on behalf of Getty Copper Inc., visited the Getty South Property several times in 2005, to study the known copper bearing mineralization, 1997 surface workings, 1996 drill holes collars, and many of the survey pins for the Lots comprising that part of the Property overlying the most important known mineralization.

7. I prepared this report based on historical and new exploration data generated by the 1996 and 1997 exploration programs.

8. In the disclosure of information relating to permitting, legal title, action, and related issues, I have relied on information from the Ministry of Sustainable Resource Management, Mineral Titles, Tenure Details. The author disclaims responsibility for such information. The information referred to is found under Item 6.

9. I am not aware of any material fact or material change with respect to the subject matter of this technical report that is not reflected in this report, the omission to disclose which would make this report misleading.

10 I am independent of Getty Copper Inc., the Getty South Property and Robak Industries Ltd. in accordance with the application of Section 1.5 of National Instrument 43-101.

11 I have read National Instrument 43-101 and Form 43-101 F1 and this report has been prepared in compliance with NI 43-101 and Form 43-101 F1.

12. I consent to the filing of the Technical report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible to the public, of the technical report.

Dated at Kamloops, British Columbia, this 12 December 2005, Joseph E.L. Lindinger, P.Geo.

Joseph E.L. Lindinger, P.Geo., Consulting Geoscientist

Joseph Eugene Leopold Lindinger, P.Geo	50
Resource Evaluation Report on the Getty South (Trojan) Copper Bearing Breccia Body

Friday, December 12, 2005 Consent of Qualified Person:
To: TSX-Venture Exchange Suite 2700, 650 West Georgia Street Vancouver, BC.,V6B 4N9

I, Joseph Eugene Leopold Lindinger, P.Geo. consulting geoscientist residing at 680 Dairy Road, Kamloops, British Columbia, V2B-7X8 hereby consent to the filing with regulatory authorities referred to above, of the technical report titled “Resource Evaluation Report on the Getty South (Trojan) Copper Bearing Breccia Body”, Kamloops Mining Division, British Columbia and dated Tuesday, October 19, 2005

I also certify that I have read the written disclosure being filed and have no reason to believe that there has been any misrepresentation of the information contained in the Technical Report.

Seal of Qualified Person Dated this Friday, December 12, 2005

Joseph Eugene Leopold Lindinger, P.Geo	51
Resource Evaluation Report on the Getty South (Trojan) Copper Bearing Breccia Body

ITEM 25 ILLUSTRATIONS Heading Number Plan

TABLE 3 - 2005 GETTY SOUTH RESOURCE SUMMARY TABLE 4 – NORTHEAST OXIDE RESOURCE SUMMARY Contoured Copper Grades 1568 elevation Contoured Copper grades 1425 elevation

1650 Elevation – Contours, Trench And Drilling Copper Values And Oxide Copper Resource Outline 1625 Elevation – Contours, Trench And Drilling Copper Values And Contoured Copper Values 1600 Elevation – Contours, Trench And Drilling Copper Values And Contoured Copper Values 1575 Elevation – Muck, Bulk Sample And Drilling Copper Values And Contoured Copper Values 1525 Elevation – Drilling Copper Values And Contoured Copper Values 1475 Elevation – Drilling Copper Values And Contoured Copper Values 1425 Elevation – Drilling Copper Values And Contoured Copper Values 1375 Elevation – Drilling Copper Values And Contoured Copper Values 3D Views Of The High Grade Zones Within The Getty South Breccia South Seas Mining Ltd. Assay Plan. Face Samples No. 1 Level. Alfred Allen P.Eng. Dated December 1963 Compiled Assay Plan Underground Trojan Property Ashcroft, B.C. dated Oct. 11, 1964 Underground Geological Map, Trojan Property. Ashcroft, B.C. Undated. ( ~ 1964)

South Seas Mining Ltd. Assay Plan. Bulk Samples. No 1 Level. Dated May 1967

Getty Copper Inc.
HIGHLAND VALLEY PROJECT
GETTY SOUTH

GETTY SOUTH DEPOSIT
CONTOURED COPPER GRADES 1568 ELEVATION
>4% Cu
2-3.99% Cu.
1-1.99% Cu.
0.5-0.99% Cu
0.25-0.49% Cu
0.1-0.24% Cu.
<0.1% Cu.
NORTHEAST ZONE
WEST ZONE
EAST ZONE
SOUTHEAST ZONE
APPROX LIMIT OF BRECCIA
N
Getty Copper Inc.
GETTY SOUTH

GETTY SOUTH DEPOSIT
CONTOURED COPPER GRADES 1425 ELEVATION
>4% Cu
2-3.99% Cu.
1-1.99% Cu.
0.5-0.99% Cu
0.25-0.49% Cu
0.1-0.24% Cu.
<0.1% Cu.
APPROX LIMIT OF BRECCIA
N
Getty Copper Inc.
HIGHLAND VALLEY PROJECT
GETTY SOUTH

SLAB A 1652.5-1654 elev.
SLAB B 1650-1652.5 elev.
SLAB C 1645-1650 elev.
SLAB D 1640 - 1645 elev.
SLAB E 1635 - 1640 elev.
N
Metres
Getty Copper Inc.
GETTY SOUTH
TOPOGRAPHY AND NE OXIDE ZONE
& 1997 TRENCH COPPER GRADES

2-3.99% Cu.
1-1.99% Cu.
0.25-0.49% Cu
0.1-0.24% Cu
<0.1% Cu.
Getty Copper Inc.

>4% Cu
2-3.99% Cu.
1-1.99% Cu.
0.5-0.99% Cu
0.25-0.49% Cu
0.1-0.24% Cu.
<0.1% Cu.
N
Getty Copper Inc.
HIGHLAND VALLEY PROJECT
GETTY SOUTH - 1000 elevation

>4% Cu
2-3.99% Cu.
1-1.99% Cu.
0.5-0.99% Cu
0.25-0.49% Cu
0.1-0.24% Cu.
<0.1% Cu.
APPROX LIMIT OF BRECCIA
N
Getty Copper Inc.
HIGHLAND VALLEY PROJECT
GETTY SOUTH - 1575 elevation

>4% Cu
2-3.99% Cu.
1-1.99% Cu.
0.5-0.99% Cu
0.25-0.49% Cu
0.1-0.24% Cu.
<0.1% Cu.
N
Getty Copper Inc.
HIGHLAND VALLEY PROJECT
GETTY SOUTH - 1525 elevation

>4% Cu
2-3.99% Cu.
1-1.99% Cu.
0.5-0.99% Cu
0.25-0.49% Cu
0.1-0.2?% Cu.
<0.1% Cu.
Getty Copper Inc.
HIGHLAND VALLEY PROJECT
GETTY SOUTH - 1475 elevation
N

>4% Cu
2-3.99% Cu.
1-1.99% Cu.
0.5-0.99% Cu
0.25-0.49% Cu
0.1-0.24% Cu.
<0.1% Cu.
Getty Copper Inc.
GETTY SOUTH - 1425 elevation

>4% Cu
2-3.99% Cu
1-1.99% Cu
0.5-0.99% Cu
0.25-0.49% Cu
0.1-0.24% Cu
<0.1% Cu
APPROXIMATE LIMIT OF BRECCIA
N
Getty Copper Inc.
GETTY SOUTH - 1375 elevation

SLAB C 1640-1650 elev.
SLAB D 1640 - 1645 elev.
SLAB E 1635 - 1640 elev.
ESTIMATED LIMIT OF BRECCIA

Joseph Eugene Leopold Lindinger, P.Geo	17
Resource Evaluation Report on the Getty South (Trojan) Copper Bearing Breccia Body

GETTY COPPER INC. GETTY SOUTH

VIEW FROM EAST AT -10o WITH 3D PROJECTION OF MINERALIZED ZONES

Joseph Eugene Leopold Lindinger, P.Geo	18
Resource Evaluation Report on the Getty South (Trojan) Copper Bearing Breccia Body

NE OXIDE ZONE
NE ZONE
EAST ZONE
SE ZONE
WEST ZONE
CENTRAL ZONES

GETTY COPPER INC. GETTY SOUTH

VIEW FROM NORTHWEST AT -10o WITH 3D PROJECTION OF MINERALIZED ZONES

Joseph Eugene Leopold Lindinger, P.Geo	19
Resource Evaluation Report on the Getty South (Trojan) Copper Bearing Breccia Body

GETTY COPPER INC. GETTY SOUTH

VIEW FROM NORTHNORTHEAST AT -10o WITH 3D PROJECTION OF MINERALIZED ZONES

SOUTH SEAS MINING LTD.
ASSAY PLAN
BULK SAMPLES
No. I LEVEL